BUILDING ON
Growth & Success
2007 Annual Report

WMS

KEY ACCOMPLISHMENTS 2007

RECORD FINANCIAL RESULTS

- Total revenues grew 20% to $540 million
- Revenues from product sales increased 21% and gross profit margin rose 340 basis points to 46%
- Revenues from gaming operations grew 17% and gross profit margin increased 360 basis points to 79%
- Operating income rose 51% to $74 million and operating margin increased 280 basis points to 14%
- Diluted earnings per share increased 37% to $0.86
- Cash flow from operations increased 15% to $119 million

OPERATING AND TECHNOLOGY HIGHLIGHTS

- Worldwide new unit shipments rose 19% to a record 25,613 gaming machines, with International shipments increasing 36% and North American shipments increasing 13%
- 77 new differentiated mechanical reel and video games introduced
- Video game portfolio segmented into three game categories:
  G+ : Classic : Innovation
- Mechanical reel units represented 25% of total new gaming machines sold
- Three new product platforms introduced for participation base:
  Community Gaming™ : "Sensory Immersion" : *Transmissive Reels*™
- Installed participation base increased 17% to a record 8,276 units
- Expenses to support Research & Development initiatives rose 19% and $28 million was invested in royalties, licensed technologies, patents and trademarks
- Worldwide intellectual property portfolio included more than 800 patents and patents pending at June 30, 2007


SEP 2 0 2007
WASH. D.C.
161
SECTION


TOTAL REVENUES
in millions
$388 $451 $540
'05 '06 '07


OPERATING MARGIN
in percent
8% 11% 14%
'05 '06 '07


RETURN ON EQUITY
in percent
8% 11% 13%
'05 '06 '07

Comparison of Cumulative Five-Year Total Return


Dollars
$400
350
300
250
200
150
100
50
0
$100
$149.51
$127.27
$100.25
$243.27
$235.80
$119.41
$275.51
$225.77
$126.96
$286.29
$223.59
$137.92
$353.39
$315.85
$166.31
June 2002
June 2003
June 2004
June 2005
June 2006
June 2007
WMS Industries Inc.
S&P 500 Index
Peer Group

Peer Group Companies
Aristocrat Leisure Ltd. | Bally Technologies Inc. | Int'l Game Technology | Progressive Gaming Int'l Corp. | Shuffle Master Inc.

Financial highlights for the years ended June 30,

in millions, except per share amounts	2007	2006	2005
Total Revenues	$ 540	$ 451	$ 388
Gross Profit	305	241	196
Operating Income	74	49	31
Net Income	$ 49	$ 33	$ 21
Earnings Per Share—Diluted	$0.86	$0.63	$0.41
Stockholders' Equity	$ 434	$ 326	$ 285


STRONGARM

EXECUTIVE COMMITTEE
(from left to right)

Mike Komenda, *Vice President of Human Resources*
Ken Lochiatto, *Senior Vice President of Sales Operations*
Dean Ehrlich, *Vice President of North American Sales*
Rob Siemasko, *Vice President of Product Management*
Sebastian Salat, *Vice President and Managing Director – International (seated)*
Ron Dinola, *Vice President of Gaming Operations*
Dave Vitullo, *Vice President of Commercial Finance (seated)*
Patty Barten, *Senior Vice President of Supply Chain and Business Processes*
Kathleen McJohn, *Vice President, General Counsel and Secretary*
Steve Cramer, *Vice President of Customer Service and Commercial Operations (seated)*
Rob Bone, *Vice President of Marketing*
Larry Pacey, *Senior Vice President of Product Development*
Laurie Lasseter, *Vice President of Engineering and Chief Technology Officer*

TO OUR FELLOW STOCKHOLDERS:

Creating great games and innovative products have been a hallmark of WMS since we first entered the gaming industry. Now, as we grow and evolve, we are balancing our creative strength with an increased emphasis on achieving greater operational excellence to enhance sustainable profitability.

In fiscal 2007, this balance generated another year of strong financial growth and operating success. Reflecting increased North American market share and robust growth in international markets, fiscal 2007 total revenues grew 20% to a record $540 million. Commensurate with this revenue growth, we achieved a 280-basis-point increase in our operating margin to 14%, driven by improvements in our operating processes and the leverage we achieved on higher volume. As a result, our net income grew 47% to a record $49 million, or $0.86 per diluted share, even as we increased spending on research and development initiatives. The higher net income coupled with improved management of working capital led to a 15% increase in cash flow from operations to a record $119 million while our return on stockholders' equity rose to 13%. This successful execution did not go unrewarded in the stock market, as our stock price rose 58% from the end of fiscal 2006 through the end of fiscal 2007.

During the year, we increased our investment in innovation, technology and the creation of intellectual property. R&D expenses increased nearly 20% to $58 million, and we invested $28 million in licensed technologies, patents, trademarks and third-party brands. We applied for approximately 150 original patents in fiscal 2007, and WMS' intellectual property portfolio today has more than 800 patents and patents pending. For fiscal 2008, we will pursue similar investments, fund new growth initiatives and continue to support our expanding product lines with higher R&D spending.

Our ability to drive technological advancement and leverage innovation to enable new and creative game play are the wellspring of our appealing and differentiated products that ensure our continued competitiveness and industry leadership, which in turn, grows our market share. Reflecting the benefits from this emphasis on innovation and technology advancement, our prior-year investments culminated in fiscal 2007 with the introduction of three of the most promising product platforms in our history: *Community Gaming*™, "Sensory Immersion" gaming, and our award-winning *Transmissive Reels*™ gaming technology. These products affirmed WMS' position as an industry leader in innovation and are foundational cornerstones from which we will drive further growth and success.

We also expanded our portfolio of gaming machines for sale in fiscal 2007. We introduced new five-reel mechanical games and launched our new 3-reel multi-line, multi-coin mechanical product line. For our video gaming line, we segmented our games into three distinctive categories: *G+*®, Classic and Innovation. By providing unique game play features and functionality that casino players find appealing, our games achieved high daily net earnings that stimulated greater customer demand.

Complementing our focus on products and innovation, we instituted a Company-wide emphasis on process improvement and operational excellence to reduce non-productive activities. These efforts required that we learn new practices and that we make changes in how we think and in how we act. This has not been easy, nor are we done; but across our organization, our employees embraced this endeavor. We are extremely proud of our employees for the passion and tenacity they have brought to this initiative.

In this our first year of adoption of lean sigma tools, we made meaningful progress, which led to greater productivity and resulted in our product sales gross profit margin increasing to 46% and our overall operating margin improving to 14%. As we enter fiscal 2008, we are confident we can attain further success.

Growing revenues is a key goal for any company, and in fiscal 2007, we successfully executed against three key priorities to achieve 20% revenue growth: 1) Continue to grow our participation installed base of gaming machines, 2) Expand our presence and gain market share in North America, and 3) Aggressively expand our international operations.

Our gaming operations business is a key growth driver for us as it provides recurring revenue and attractive gross profits. In fiscal 2007, the launch of the three new innovative product platforms noted above, coupled with new game themes, resulted in our installed base of participation units achieving record levels of success. At 8,276 gaming machines as of June 30, 2007, our installed participation base grew by 17%, or nearly 1,200 units, over the June 30, 2006 installed footprint. Accordingly, we enter fiscal 2008 with a record level of high-performing units, positioning us well to further grow our revenues. But, we do not plan to rest on this success, as exciting development initiatives are well underway to expand our product line-up and build upon the platforms launched in fiscal 2007.

The second revenue growth priority for fiscal 2007 was to continue to expand our North American market share. Notwithstanding the ongoing challenges presented by a slow domestic replacement cycle, our new unit shipments in North America increased by 2,100 units, or 13%, in fiscal 2007. This growth reflects our ability to develop differentiated products and the resulting greater bandwidth of our product lines, which enabled us to more effectively serve customers' needs across the full slot floor and achieve greater market share.

As in the North American marketplace, the development of differentiated products and an expanding product line helped drive 36% growth in our international new unit shipments, as we captured greater international market share. We realized solid performance across a broad range of global gaming jurisdictions, from Macau and the broader pan-Asian market, to Latin America and Europe. Our worldwide presence was also strengthened during fiscal 2007 with on-the-ground additions of local sales and service teams in Asia and Latin America to better support our customers in those areas. By utilizing our *CPU-NXT*® operating system for international products, we can now simultaneously introduce products on a global basis. In addition, our eight design and development studios worldwide provide local perspective and cultural sensitivity that feeds our *Player Driven Innovation*™ product development model, enhancing our ability to create appealing content and game play for casino patrons worldwide.

International growth was also fueled by the acquisition of the Netherlands-based Orion Gaming in July 2006. And, in July 2007, we acquired another international business, Austrian-based Systems in Progress (SiP). SiP is complementary to our existing strengths—expanding our technological capabilities in the systems arena, particularly in providing linked progressives (increasingly popular in many international markets) and slot accounting solutions for our international customers. Overall, in fiscal 2008, we expect that our revenue growth in international markets will continue to outpace our domestic growth.

With initiatives aimed at growing revenues and process improvements to drive margin enhancements, we also placed priority on improving cash flow. Cash flow from operations reached a new high of $119 million, an increase of 15% over fiscal 2006. We believe meaningful opportunities yet remain to strengthen this important success measurement. Cross-functional operating teams are pursuing improvements to better manage our investments in inventories and current accounts and notes receivable and to better utilize the capital deployed in our gaming operations business. As a result, in fiscal 2008 we expect to generate increases in cash flow from operations and to reduce the amount of capital needed to support our growth.

We expect to invest this increased cash flow in further internal growth projects, such as higher R&D investments and the continued aggressive pursuit of intellectual property and advanced technologies, both internally and externally, a strategy that as noted above has served the Company and its stockholders well over the past several years. We pursue intellectual property and technologies in many industries around the globe that have the potential to provide innovative new benefits and functionality for our casino customers and their players.

To complement our investments in organic and external growth, our Board also recently authorized a new stock repurchase program through August 2009 for up to $50 million of the Company's common stock. Depending on our alternative investment options, and the cash position of the Company, the best return to stockholders may be the reinvestment in our Company through the repurchase of our own shares.

The future of gaming expansion appears bright. We benefited in fiscal 2007 from the opening of two new domestic markets—Pennsylvania and Broward County, Florida; new casinos in Macau, and steady demand from Native American tribal casinos, particularly in Oklahoma. As we look forward, we expect continued growth and expansion in California, Florida, Indiana, Illinois, Pennsylvania and Oklahoma, new market opportunities in Kansas and international market growth in Chile, Macau and Hungary, among others.

By remaining focused on those priorities that helped us succeed in fiscal 2007, we enter fiscal 2008 poised to build on the success we achieved last year. We believe the overall domestic replacement market environment will remain challenging, but continued market penetration and new expansions will assist our revenue growth. And, as we approach the doorstep for the launch of server-enabled gaming and the commercialization of our *WAGE-NET*™ product, we believe that industry changes driven by server-enabled technological innovations could accelerate market demand beginning later in fiscal 2009, creating opportunities for greater market share penetration for WMS and substantial revenue growth.

We would like to express our appreciation to all of our dedicated employees for their exceptional efforts, and to you, our stockholders, for your continued support. WMS' growth and marketplace leadership is a testament to our entire workforce.

We would also like to thank Norman Menell, who chose not to stand for reelection to our Board of Directors last year after serving for 27 years, and Harvey Reich, who recently notified us that he will not be standing for reelection this year, having served for almost 25 years on our Board. We appreciate their wise counsel over the years, and are pleased that they will maintain their association with our Company as directors emeritus. At the same time, we also welcome Robert Bahash to our Board of Directors. Bob brings a broad background of leadership, strategic thinking and global management, and we expect to benefit from his sage insights.

With substantial opportunities ahead of us, and our position as a premiere innovator and provider of great gaming products, we are confident that fiscal 2008 will be another exciting and rewarding year. We look forward to reporting to you on our further progress and success.

Louis J. Nicastro
Chairman of the Board

Brian R. Gamache
President and Chief Executive Officer


WMS
MAX YOUR EDGE

Orrin Edidin
Executive Vice President and Chief Operating Officer

Brian Gamache
President and Chief Executive Officer

Scott Schweinfurth
Executive Vice President, Chief Financial Officer and Treasurer





Great *people*

Nothing happens in our business without great people—from the creative teams that design and develop appealing new products, to the tenacious individuals who identify and implement best practices, to our people who tirelessly take care of our customers. WMS is proud to have a culture that incorporates and values diverse, talented, passionate and innovative individuals in all parts of our global business. Pictured are just a few who represent our team of more than 1,400 employees worldwide.




TOP GUN
$538,919.9
PROGRESSIVE
$721.65
The WIZARD of OZ
HELP/PAYS
1¢
30
JOHN WAYNE

Great *products*

With unique and proprietary games and products, we have a legacy of developing innovative and entertaining products. In fiscal 2007, our reputation was further enhanced with the introduction of three new product platforms, launched as participation gaming machines: 1) *Community Gaming*, which brings the excitement and camaraderie of communal play action to the slot floor with the *MONOPOLY*™ *Big Event*® game (bottom center); 2) "Sensory Immersion Gaming" that incorporates high-definition video and surround sound to offer an experience unique on slot floors with the *TOP GUN*™ game that will be followed in fiscal 2008 with *THE WIZARD OF OZ*™ themed game (both upper left); and 3) our award-winning *Transmissive Reels* gaming technology that combines the traditional appeal of mechanical reels with 3D video capabilities, in our *MONOPOLY Super Money Grab*® game (pictured on the cover) that will be followed in fiscal 2008 with a *JOHN WAYNE*® themed game (bottom left).

Additionally, successful product introductions included our new line of *G+* video games for sale, featuring exciting, low-denomination game action (upper right demonstrated on our *WAGE-NET*™ server-based system), and the continued rollout of our five-reel mechanical products (bottom right), followed by the launch of our new three-reel, multi-line, multi-coin mechanical products late in the year, all of which provide high-revenue earnings performance for our customers.


JUNGLE WILD


MONOPOLY
COMMUNITY gaming
BIG EVENT
MONOPOLY
BIG EVENT
BIG EVENT


HOT HOT

Great *processes*

Continuously improving our business processes and enhancing productivity are key priorities throughout our Company. Our lean sigma initiatives focus on continually seeking better ways to reduce waste and make our processes and operations more efficient. By focusing on achieving greater flexibility, higher quality and increased productivity, we expect to enhance our competitive strengths and improve our financial returns. Having best-in-class processes coupled with innovative great products are important elements in our quest to build long-term stockholder value.


GOOD LUCK
TOP GUN
TOP GUN













Great *profits*

Growth in revenues, an improved operating margin and stronger operating cash flow are important tangible financial metrics that enhance stockholder value. Equally important in building stockholder value are our intangible assets—our intellectual property and our people. Success and sustainable profitability come with the balance of creating and producing great products, providing a stimulating and satisfying work environment to attract and retain the best people, investing in the technologies and innovation that will spur future customer benefits, and tirelessly seeking better ways to manage and conduct our business processes. Building upon the success and growth of our past, we believe WMS is well positioned to capture future growth opportunities.



DIRECTORS & OFFICERS

BOARD OF DIRECTORS

Louis J. Nicastro, *Chairman of the Board, WMS Industries Inc. and Private Investor*

Brian R. Gamache, *President and Chief Executive Officer, WMS Industries Inc.*

Harold H. Bach, Jr., *Private Investor*

Robert J. Bahash, *Executive Vice President and Chief Financial Officer, The McGraw-Hill Companies*

Neil D. Nicastro, *Private Investor*

Edward W. Rabin, Jr., *Private Investor and Retired President, Hyatt Hotels Corporation*

Harvey Reich, *Attorney-at-Law*

Ira S. Sheinfeld, *Partner, Hogan & Hartson, LLP (Attorneys-at-Law)*

William J. Vareschi, Jr., *Private Investor*

BOARD COMMITTEES

Audit and Ethics Committee:
Harold H. Bach, Jr., *Chairman*
Edward W. Rabin, Jr.
William J. Vareschi, Jr.

Compensation Committee:
Edward W. Rabin, Jr., *Chairman*
Harvey Reich

Nominating and Corporate Governance Committee:
William J. Vareschi, Jr., *Chairman*
Edward W. Rabin, Jr.
Harvey Reich

Gaming Compliance Committee:
Steve DuCharme, *(non-board member), Chairman*
Harvey Reich
Neil D. Nicastro

EXECUTIVE OFFICERS

Brian R. Gamache, *President and Chief Executive Officer*

Orrin J. Edidin, *Executive Vice President and Chief Operating Officer*

Scott D. Schweinfurth, *Executive Vice President, Chief Financial Officer and Treasurer*

Patricia C. Barten, *Senior Vice President of Supply Chain and Business Processes*

Kathleen J. McJohn, *Vice President, General Counsel and Secretary*

John P. McNicholas, Jr., *Vice President, Controller and Chief Accounting Officer*

5-YEAR FINANCIAL DATA

Fiscal Year Ended June 30,	2007	2006	2005	2004	2003
(in millions of U.S. dollars and millions of shares, except per share amounts)					
STATEMENT OF OPERATIONS DATA					
Product sales revenues	$ 366.3	$302.5	$278.6	$145.9	$ 85.7
Gaming operations revenues	173.5	148.7	109.8	84.3	93.0
Total revenues	539.8	451.2	388.4	230.2	178.7
Cost of product sales	198.6	174.1	167.2	87.4	52.1
Cost of gaming operations	36.2	36.4	25.2	15.3	21.0
Research and development expense	58.1	49.0	50.3	44.8	40.3
Selling and administrative expense	109.8	88.0	74.6	57.6	56.2
Depreciation and amortization expense	62.9	54.7	40.4	26.9	26.7
Operating income (loss)	74.2	49.0	30.7	(1.8)	(17.6)
Interest and other income (expense)	(2.5)	0.2	(0.4)	(1.2)	(1.3)
(Provision) benefit for income taxes	(22.8)	(15.9)	(9.1)	2.1	10.6
Net income (loss)[(1)(2)(3)(4)]	$ 48.9	$ 33.3	$ 21.2	$ (0.9)	$ (8.3)
COMMON SHARE SUMMARY					
Net income (loss) per share—basic	$ 1.01	$ 0.71	$ 0.46	$ (0.02)	$ (0.18)
Net income (loss) per share—diluted	0.86	0.63	0.41	(0.02)	(0.18)
Weighted-average common shares outstanding—basic	48.4	47.1	46.1	44.6	45.6
Weighted-average common shares and common stock equivalents outstanding—diluted	59.6	56.9	56.6	44.6	45.6
CASH FLOW DATA					
Net cash provided by (used in):					
Operating activities[(5)]	$ 118.9	$103.1	$ 6.1	$ (18.0)	$ 29.4
Investing activities[(5)]	(158.8)	(94.1)	(45.8)	(43.6)	(30.2)
Financing activities	35.6	(4.6)	15.4	22.0	68.1
BALANCE SHEET DATA					
Cash and cash equivalents, restricted cash and short-term investments[(6)]	$ 53.2	$ 52.7	$ 44.8	$116.2	$160.3
Working capital[(6)]	255.5	234.2	241.8	237.5	220.9
Total assets[(6)]	655.7	526.4	478.4	395.0	351.0
Long-term debt[(6)]	115.0	115.0	115.0	115.0	100.0
Stockholders' equity	433.6	325.6	285.2	239.5	221.2

All share and per share amounts have been adjusted to reflect the 3-for-2 common stock split effected in the form of a stock dividend to stockholders on the record date of May 29, 2007.

(1) Net income in fiscal 2007 includes $7.7 million of after-tax share-based payment expense, compared to $7.6 million, $2.4 million, $0.5 million and zero in fiscal 2006, 2005, 2004 and 2003, respectively. The increased share-based payment expense in fiscal 2007 and 2006 is due to the Company's adoption of SFAS No. 123R, effective July 1, 2005. See also Note 2, "Principal Accounting Policies" to our Consolidated Financial Statements.

(2) Net income in fiscal 2007 includes a $1.0 million after-tax charge for expenses associated with management separation costs during the period and a $0.7 million tax benefit related to the period January 1, 2006 through June 30, 2006, due to the retroactive reinstatement of the research and development tax credit legislation in December 2006.

(3) Net income in fiscal 2005 includes: an after-tax charge of $0.7 million for employee separation costs; an after-tax gain of $0.4 million in other income from the license of certain intellectual property of a discontinued business; pre- and after-tax income of $1.5 million related to final settlement of tax advances with our former subsidiary, Midway Games, which we previously fully reserved; and a non-cash after-tax charge of $2.9 million relating to net inventory charges to reduce legacy inventory to net realizable value.

(4) Net loss for fiscal 2003 includes: an after-tax charge of $1.7 million to write off a license agreement for technology that we no longer intended to implement as an alternative operating system; an after-tax charge of $1.0 million related to an estimated impairment of an intellectual property license and related inventory; an after-tax charge of $2.2 million related to the purchase of rights to restricted stock at a discount from market value; an after-tax charge of $2.1 million to write off certain inventory and distribution rights; an after-tax benefit of $4.1 million for tax adjustments resulting from finalizing prior year tax returns; and a $4.0 million pre- and after-tax charge related to tax settlement agreements with Midway Games.

(5) In fiscal 2007, we reclassified the amortization of finite-lived intangible assets from cash flows used in investing activities to "Non-cash expenses" in cash flows provided by operating activities in order to improve the presentation of the non-cash impact from amortizing these finite-lived intangible assets. This resulted in an increase to cash provided by operating activities and a corresponding increase to cash used in investing activities of $8.7 million, $9.7 million, $5.2 million and $3.5 million in fiscal 2006, 2005, 2004 and 2003, respectively. Refer also to Note 2, "Principal Accounting Policies," and Note 7, "Intangible Assets" to our Consolidated Financial Statements included elsewhere in this report.

(6) Reflects the receipt on July 3, 2003, of $15 million of net proceeds upon the exercise of an overallotment option in the note purchase agreement from our June 2003 issuance and sale of $100 million of 2.75% convertible subordinated notes due July 15, 2010.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As used in this Report, the terms "we," "us," "our," and "WMS" mean WMS Industries Inc., a Delaware corporation, and its subsidiaries. All references to years, unless otherwise noted, refer to our fiscal year, which ends on June 30. All references to quarters, unless otherwise noted, refer to the quarters of our fiscal year.

OVERVIEW

We design, manufacture and distribute gaming machines and video lottery terminals ("VLTs") for customers in legalized gaming jurisdictions worldwide. Our mission is to create the most entertaining products in the world, and service the customer with uncompromising passion for quality. Our products consist primarily of video gaming machines, mechanical reel gaming machines and VLTs. Our gaming machines are installed in all of the major regulated gaming jurisdictions in the United States, as well as in 117 international gaming jurisdictions. We generate revenue in two principal ways: from product sales and from gaming operations.

Product sales revenue includes the sale of new and used gaming machines, VLTs, parts, conversion kits (including theme and/or operating system conversions), amusement-with-prize ("AWP") gaming machines, and equipment manufactured under original equipment manufacturing ("OEM") agreements to casinos and other licensed gaming machine operators.

➢ In our video product line, we have two product platforms: our *Bluebird®* platform; and, with our acquisition of Orion Gaming in July 2006, Orion's *Twinstar*™ platform. For our *Bluebird* platform, we have 81 themes ("games") approved, and in fiscal 2007 we introduced 28 new themes and sold over 17,900 *Bluebird* video gaming machines worldwide. For our *Twinstar* platform, we have 22 games approved and shipped over 1,100 new *Twinstar* video gaming machines in fiscal 2007. With the introduction of new games and the significant expansion of our video game line since 1997, we undertook a new strategy in fiscal 2007 that focuses on segmenting our video games into three categories: *G+®*, Classic and Innovation. Each product category has its own distinguishable player interface and game play features that communicate the game play experiences that each video game offers.

- *G+* is a streamlined series of free-spin based games that have a higher volatility of winning combinations and are designed to celebrate the win.
- Our Classic games are designed to be more interactive with the player by emphasizing thematic second-screen bonus rounds.
- Innovation games currently feature *Cascading Reels*™ and *Wrap Around Pays*™ which offer the player a different and unique experience on a traditional video gaming machine.

➢ In our mechanical reel product line, we use our *Bluebird* platform and have 89 games approved, including 21 games introduced in fiscal 2007. We sold over 6,500 mechanical reel gaming machines during fiscal 2007, including the successful line of five-reel games and new three-reel, multi-line, multi-coin games.

➢ We have a video poker product line, which is primarily offered as a casino-owned daily fee game, where the casino purchases the base hardware and then leases the top box and game for a low lease price point.

➢ We sell replacement parts and conversion kits for our legacy, *Bluebird*, *Twinstar* and AWP gaming machines. In addition, we sell *CPU-NXT®* upgrade kits, which enable casinos to obtain all the features and functionality of the *CPU-NXT* operating system for a lower price compared to the purchase of a new *Bluebird* cabinet.

➢ We also sell used gaming machines that are acquired on a trade-in basis or that were previously placed on a participation basis.

➢ In addition, we sell amusement-with-prize gaming machines in certain international markets, a product line that was acquired with the Orion Gaming acquisition, and we manufacture and sell gaming stations in legacy, *Bluebird* and *Twinstar* cabinets in limited cases under OEM agreements to certain third parties.

We earn gaming operations revenues from leasing participation gaming machines, VLTs and for-sale gaming machines, and earn royalties from third parties under license agreements to use our game content and other intellectual property. Our gaming operations includes an installed base of three types of participation gaming machines: wide-area progressive ("WAP"), local-area progressive ("LAP") and stand-alone participation gaming machines. In addition, we have an installed base of casino-owned daily fee games where the casino purchased the base gaming machine and leases the top box and game. We also generate lease fees from an installed base of standard, for-sale gaming machines and VLTs, and we earn royalties from third parties that use our games and other intellectual property pursuant to licensing agreements with us.

During fiscal 2007, we introduced three new innovative participation gaming platforms:

➢ *Community Gaming*™: the first of the new platform categories was introduced in the September 2006 quarter with the *MONOPOLY*™ *Big Event®* game. *Community Gaming* is intended to build a table-game-like camaraderie amongst the players and consists of a bank of gaming machines linked to an overhead video screen that displays the bonus round.

When the *Big Event* bonus triggers, the server that controls the overhead video screen enables all qualifying players on the bank to enter the bonus round and win together.

- "Sensory Immersion" gaming: the second platform category to debut was our "Sensory Immersion" platform with the *TOP GUN*™ game launched in March 2007. This new platform utilizes our new *CPU-NXT®2* operating system and *BOSE® 3Space*™ audio system to offer a multi-sensory player experience.
- *Transmissive Reels*™ gaming: this gaming platform was the third of our *Tri-Innovation*™ products launched in fiscal 2007. By overlaying video animation directly over mechanical reels, *Transmissive Reels* combines the appeal of mechanical reel gaming with the visually engaging, interactive, real-time 3-D animation of video gaming machines.

These three new gaming platforms helped expand our installed base of participation gaming machines, and we expect that new games to be introduced in fiscal 2008 on these three platforms will continue to support and grow the installed footprint of participation gaming machines.

Customer acceptance of *Bluebird* gaming machines, *CPU-NXT*, *CPU-NXT2* and our new games continues to be favorable. From the launch of the *Bluebird* product in December 2003 through June 30, 2007, we shipped over 88,000 *Bluebird* units and *CPU-NXT* upgrade kits, and at June 30, 2007 had over 10,800 open orders for approximately 10,000 new *Bluebird* gaming machines and over 800 *CPU-NXT* upgrade units, which we expect to ship over the next four quarters. We expect order levels to continue at a strong pace as the *Bluebird* gaming machines and new games are generating above average daily win for casinos. We also expect continued strength in conversion kit revenues over the next several quarters, as operators decide to refresh their *Bluebird* gaming machines with new games and as we continue to deliver our *CPU-NXT* upgrade kits and printer upgrades.

OUR FOCUS

During fiscal 2007, we focused our efforts on five primary growth priorities, as well as the continued development of the next phase of new gaming technology—server-based gaming.

Primary Growth Priorities

1. *Priority:* Continue to expand our installed base of participation gaming machines through the introduction of new and innovative gaming machines and games, including new games to refresh and maintain the appeal and performance of the existing installed base.

   Fiscal 2007 Result: Our gaming operations business achieved a 16% increase in the average installed base to 7,299 units in fiscal 2007, and the average revenue per day increased to $57.66, driving a $25 million, or 17% improvement in gaming operations revenues for the fiscal year. Our new *Community Gaming* platform was the primary driver of the growth in our installed footprint of stand-alone participation units. At June 30, 2007, there were more than 1,600 *MONOPOLY Big Event* units installed in nearly 300 casinos globally. Our LAP product line grew to 2,333 units due to the introduction of new games *GREEN ACRES*™, *Life of Luxury®* and *DUKES OF HAZZARD*™. Our WAP installed base increased due to the introduction of our "Sensory Immersion" and *Transmissive Reels* platforms and our *TOP GUN* game installed base exceeded 400 units by June 30, 2007, despite our limiting its placement to only two or four gaming machines per casino; and at June 30, 2007, we had more than 200 *MONOPOLY Super Money Grab®* gaming machines installed and open orders for approximately 400 additional units. We anticipate a higher installed base of participation games at June 30, 2008, though growth rates are expected to moderate from fiscal 2007 levels. A key priority in fiscal 2008 is to expand our installed base of wide-area progressive gaming machines, with anticipated launches in the December 2007 quarter of our next "Sensory Immersion" game based upon the characters and game play ideas from *"THE WIZARD OF OZ"* movie, and a *JOHN WAYNE®* themed game on our *Transmissive Reels* platform.

2. *Priority:* Grow our product unit shipments in North America through the development and distribution of new and novel games and gaming machines that expand our product line offering of differentiated gaming products.

   Fiscal 2007 Result: Our North American unit shipments increased, as we sold 13% more units in fiscal 2007 at slightly higher average selling prices, despite a challenging replacement cycle and a very competitive marketplace. During fiscal 2007, we launched additional 5-reel mechanical products around the world, and late in the fiscal year we began offering new multi-line, multi-coin 3-reel mechanical games that offer low-denomination configurations. We continued to demonstrate our leadership and innovative capabilities in the video gaming category through the successful introduction of differentiated products and the segmentation of our video games into three distinct categories that we call *G+*, Classic and Innovation. Growth in sales to Native American

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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casinos in Oklahoma, the initial market opening and continued build-out by racino operators in Florida and Pennsylvania, fulfillment of a VLT contract with a state lottery commission, and the openings of new casinos in the Midwest also contributed to the demand for our products. We believe we will continue to gain market share in the North American market in fiscal 2008 as a result of our strong portfolio of games and continued product and game innovation.

3. *Priority:* Continue to expand our international presence and unit shipments in overseas markets by increasing the product line available for sale in global markets, increasing our market share and through the establishment of additional sales offices and an expanded number of sales personnel, increasing our exposure and recognition in international markets.

   Fiscal 2007 Results: Our international shipments for the year grew 36% and comprised 29% of our total annual unit shipments. Our acquisition of Orion Gaming in July 2006 helped expand our international presence. Our *Bluebird* and *Twinstar* products realized a solid performance across a broad range of global markets, from Macau and the broader pan-Asian market, to Latin America and Europe. Our worldwide presence was strengthened during fiscal 2007 with the establishment of local sales and service teams in Asia and Latin America to better support our customers in those areas; and by our broader *Bluebird* product-line offering enabled by the nearly simultaneous introduction of products on a global basis as a result of using a common *CPU-NXT* operating system. Orion Gaming also offers medium-term potential for new revenue streams and we believe the keys to generating sustainable success long-term with Orion Gaming will be to utilize the development capabilities resident within our organization to enhance Orion Gaming's game production, and to utilize our existing distribution capabilities to increase revenue streams. We anticipate that our international growth will outpace our growth in North America shipments in fiscal 2008, driven by the continued expansion of the gaming industry worldwide and our expanding presence in key markets, including markets previously under-served by WMS.

4. *Priority:* Enhance our profit margins through the execution of process improvement initiatives, including sourcing of gaming machine components, the production of new gaming machines and more effective flow in our business transactional processes. In addition, while we continue to expense increased amounts for research and development, as well as selling and administrative costs, we expect to realize operating leverage as a result of growing our revenues at a faster rate than the rate of planned cost increases.

   Fiscal 2007 Results: The total gross profit margin increased 320 basis points to 56.5%, with a 340-basis-point improvement in the gross profit margin on product sales to 45.8%, generating $39 million of incremental gross profit. Gaming operations contributed an additional $25 million increase to the overall gross profit, or a 22% improvement over prior year. Operating margin for fiscal 2007 improved 280 basis points over fiscal 2006 to 13.7%, despite a 19% increase in research and development expenses and a 25% increase in selling and administrative expenses. We expect to see further growth in both gross profit margin and operating margin as we continue to benefit from process improvement initiatives.

5. *Priority:* Grow our sustainable cash flows through the continued investment in internal business opportunities that offer high rates of financial returns, including licensing or acquiring new technologies, brand names or other intellectual properties.

   Fiscal 2007 Results: Net cash provided by operations was $118.9 million during fiscal 2007, up 15% over fiscal 2006. We are increasing our emphasis on not only better utilization of working capital, but also the effective use of capital deployed in general, and in specific, the amount of capital used in our gaming operations. We believe there is a sizable opportunity to utilize lean sigma tools to further improve operating performance and achieve greater efficiencies in the deployment of capital associated with working capital and the deployment of gaming operations equipment.

   Significant investments in our business during fiscal 2007 include:

   ➢ $75.9 million in gaming operations equipment, which reflects: the rapid build-out of our *Community Gaming*, "Sensory Immersion" and *Transmissive Reels* platforms and the deployment of capital, beginning in the March 2007 quarter, for the initial placement of leased games in Oklahoma, which we do not include in our participation installed base. We began leasing standard for-sale gaming machines to our Oklahoma customers who prefer a lease option rather than outright purchase. In addition, we are in the process of converting our installed base of VLT machines in Delaware and Rhode Island to *Bluebird* cabinets.

- $27.9 million of investments and royalty advances related to new licenses of intellectual properties, technologies and brands. We expect to use these licenses to create innovative games, products and services in the future.
- $20.9 million of net cash to close on our acquisition of Orion Gaming.
- The expansion of our Waukegan, Illinois facility to reduce the need for outside warehousing and support our continued production process improvement initiatives.

Server-Based Gaming

We believe that server-based gaming ("SBG") will be the next significant technology development in the gaming machine industry. Server-based gaming refers to a gaming system in which games and peripherals are configured, maintained and refreshed over a network that links groups of gaming machines to a remote server that enables custom configuration by operators and may also enable central determination of game outcomes. Server-based gaming initiatives will require regulatory approval in gaming jurisdictions prior to any implementation and will represent a significant addition to our existing portfolio of product offerings.

Our vision for SBG emphasizes enhanced game play and excitement for the player, in addition to the above mentioned functions. In a networked environment, we believe game play will no longer be limited to an individual gaming machine; rather, we believe SBG will permit game play to be communal among several players.

Our first product to incorporate certain elements of SBG technology was successfully tested, approved and introduced at the end of our September 2006 quarter. Each bank of *MONOPOLY Big Event* gaming machines is linked to a server that controls the shared communal play outcome in the bonus round. The second phase of our *Wide Area Game Enhanced Network*™, or *WAGE-NET*™ product, which includes certain downloadable features and functionality, was submitted for regulatory review during the fiscal 2007 fourth quarter. This version of the software will undergo internal testing by the gaming regulators and field testing in certain jurisdictions. We expect to submit the commercial version of our *WAGE-NET* product that incorporates full SBG functionality and enhanced game play features to regulators in mid-calendar 2008, with the first regulatory approval expected in the latter half of fiscal 2009. We have designed *WAGE-NET* so that it will support our casino customers' existing investment in our *Bluebird* products, and yet enable them to move towards a server-based gaming environment. We are developing *WAGE-NET* in concert with the industry standard communication protocols established by the Gaming Standards Association to facilitate the interoperability of our products with other manufacturers' and customers' systems.

With the introduction of our *TOP GUN* gaming machine in fiscal 2007, we launched the latest version of our powerful operating platform *CPU-NXT2*, which will be the operating platform utilized for SBG. *CPU-NXT2* is built on a *Pentium*® IV class processor, with up to 2 gigabytes of random access memory, and utilizes the latest *ATI*® 3-D graphics chip-set delivering real-time, 24-bit true-color, three-dimensional animation. In addition, a super-fast 40-gigabyte Serial Advanced Technology Attachment hard-drive provides ample storage space for graphics, full-motion movie clips and sound.

We are developing our new *Bluebird*®*2* gaming cabinet, which is a slimmer version of our *Bluebird* cabinet that requires less space on a casino floor, allowing casino operators to place more gaming machines in the same space. *Bluebird2* will support gaming as it exists today and in the server-based world, as it contains dual LCD displays for the video product line and a single LCD display in the top box for the mechanical reel product line. The *Bluebird2* is server-based gaming capable and supports all of the peripheral devices of the original *Bluebird* cabinet. The *Bluebird2* also incorporates the same premium sound capabilities found on our original *Bluebird* cabinet, utilizing a new *BOSE* audio system developed exclusively for WMS. The new *BOSE* audio system is designed with innovative directional sound technology, allowing the player to experience lifelike sound reproduction similar to that of a live production.

OTHER KEY FISCAL 2007 ACTIVITIES

Acquisition of Orion Gaming

On July 13, 2006, we completed the acquisition of 100% of the outstanding stock of privately held Orion Financement Company ("Orion Gaming" or "Orion"), a Netherlands-based company that designs, manufactures and sells gaming machines. The total consideration for Orion Gaming, net of acquisition costs, was €23.6 million (or approximately U.S. $30.1 million), of which €8.6 million (U.S. $10.9 million) was for debt retirement. Orion stockholders received €15.0 million, comprised of €7.5 million (U.S. $9.6 million) in cash and €7.5 million (U.S. $9.6 million) of WMS common stock (549,564 shares). Orion Gaming continues to operate as a separate subsidiary of WMS. The transaction was neutral to our fiscal 2007 net income.

See also Note 4, "Business Acquisition" to our Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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Common Stock Split

On May 7, 2007, our Board of Directors authorized a three-for-two stock split of our common stock, effected in the form of a stock dividend. All stockholders received one additional share for every two shares of WMS common stock owned as of the close of business on the record date of May 29, 2007. The additional shares of common stock were issued on June 14, 2007, and our common stock began trading on the split-adjusted basis on June 15, 2007. Earnings per share, stock prices and weighted-average common shares outstanding have been restated, as appropriate, to reflect the effect of this stock dividend.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's accounting policies are more fully described in Note 2, "Principal Accounting Policies" to our Consolidated Financial Statements. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the amounts reported in the Consolidated Financial Statements and accompanying Notes. Actual results could differ significantly from those estimates. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of WMS' financial condition and results of operations and require management's most difficult, subjective and complex judgments. We have discussed the development, selection and disclosure of our critical accounting policies and estimates with the Audit Committee of our Board of Directors.

Revenue Recognition

Our revenue recognition principle for both product sales and gaming operations is to record revenue when all the following criteria are met:

- ➢ Persuasive evidence of an agreement exists;
- ➢ The price to the customer is fixed or determinable;
- ➢ The product is delivered; and
- ➢ Collectibility is reasonably assured.

The application of revenue recognition policies is critical due to the nature of product sales contracts we execute. When multiple product deliverables are included under a sales contract, we allocate revenue to each product based upon its respective fair value against the total contract value and defer revenue recognition on those deliverables where we have not met all requirements of revenue recognition. Fair value is determined based on the prices charged when each element is sold separately. Revenues are recognized in accordance with our accounting policies for the separate elements when the products have value on a stand-alone basis and fair value of the separate elements exists. While determining fair value and identifying separate elements requires judgment, generally fair value and the separate elements are readily identifiable as we also sell those elements unaccompanied by other elements. In accordance with Emerging Issues Task Force Issue 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables,* revenues are allocated to each element based on the lesser of the element's relative fair value or the amount that is not contingent on future delivery of another element. If the amount of non-contingent revenues allocated to a delivered element is less than the costs to deliver such services, then such costs are deferred and recognized in future periods when the revenues become non-contingent.

For LAP and stand-alone participation gaming machines, revenues are calculated based on gaming machine performance data provided to us by our customers (such as a percentage of the gaming machine's win per day or fixed fee based on the actual number of days the gaming machine was on the casino floor). Due to the timing of the receipt of such performance data, we are required to make estimates of our LAP and stand-alone participation revenue based on an analysis of the historical data reported to us and taking into account anticipated or known events that may affect the historical trend, such as contract cancellations or additional gaming machine placements at a particular customer's facility. We compare our estimates to the actual data, once received, and adjust our revenue estimates accordingly.

The application of this policy affects the level of our product sales and gaming operations revenue, cost of product sold, cost of gaming operations, accounts receivable, deferred revenue and accrued expenses. In fiscal 2007, 2006 and 2005, we had no material changes in the critical accounting estimates arising from the application of this policy and we do not anticipate material changes in the near term.

Income Tax Accounting

We account for income taxes using the asset and liability method. Under this method, income taxes are provided for amounts currently payable and for amounts deferred as tax assets and liabilities based upon differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Deferred income taxes are measured using the enacted tax rates that are assumed will be in effect when the differences reverse.

Determining the consolidated provision for income tax expense, income tax liabilities and deferred tax assets and liabilities involves judgment. We calculate and provide for income taxes in each of the tax jurisdictions in which we operate. This involves estimating current tax exposures in each jurisdiction as well as making judgments regarding the recoverability of deferred tax assets. Tax exposures can involve complex issues and may require an extended period to resolve. Changes in the geographic mix or estimated level of annual income before taxes can affect the overall effective tax rate.

We apply an estimated annual effective tax rate to our quarterly operating results to determine the provision for income tax expense. In the event there is a significant, unusual or infrequent item recognized in our quarterly operating results, the tax attributable to that item is recorded in the interim period in which it occurs. We modify our annual effective tax rate if facts and circumstances change between quarters. Our effective tax rate for fiscal 2007 and 2006 was 32%.

No taxes have been provided on undistributed foreign earnings that are planned to be indefinitely reinvested. If future events, including material changes in estimates of cash, working capital and long-term investment requirements, necessitate that these earnings be distributed, an additional provision for withholding taxes may apply, which could materially affect our future effective tax rate.

As a matter of course, the Company is regularly audited by various taxing authorities, and sometimes these audits result in proposed assessments where the ultimate resolution may result in the Company owing additional taxes. We establish reserves when, despite our belief that our tax return positions are appropriate and supportable under local tax law, we believe certain positions are likely to be challenged and we may not succeed in realizing the tax benefit. We evaluate these reserves each quarter and adjust the reserves and the related interest in light of changing facts and circumstances regarding the probability of realizing tax benefits, such as the progress of a tax audit or the expiration of a statute of limitations. We believe the estimates and assumptions used to support our evaluation of tax benefit realization are reasonable. However, final determinations of prior-year tax liabilities, either by settlement with tax authorities or expiration of statutes of limitations, could be materially different than estimates reflected in assets and liabilities and historical income tax provisions. The outcome of these final determinations could have a material effect on our income tax provision, net income, or cash flows in the period in which that determination is made. The Company believes its tax positions comply with applicable tax law and that it has adequately provided for any known tax contingencies.

Refer also to "Recently Issued Accounting Standards" below and Note 9, "Income Taxes" to our Consolidated Financial Statements.

The application of this policy affects the level of our tax expense, current income tax receivables and liabilities, and current and non-current deferred tax assets and liabilities. In fiscal 2007, 2006 and 2005, we had no material changes in the critical accounting estimates arising from the application of this policy and we do not anticipate material changes in the near term.

Share-Based Compensation Expense

Beginning July 1, 2005, we account for share-based compensation in accordance with the provisions of SFAS No. 123R. Pre-tax share-based compensation expense was $12.4 million, $12.2 million and $3.9 million for fiscal 2007, 2006 and 2005, respectively. As of June 30, 2007, there was $11.3 million of total stock option compensation expense related to nonvested stock options not yet recognized, which is expected to be recognized over a weighted-average period of 1.6 years. Also as of June 30, 2007, there was $6.0 million of total restricted share compensation expense related to nonvested awards not yet recognized, which is expected to be recognized over a weighted-average period of 2.1 years.

Under the fair value recognition provisions of SFAS No. 123R, stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award. Determining the appropriate fair value model and calculating the fair value of share-based awards requires judgment, including estimating stock price volatility, forfeiture rates and expected life. If actual results differ significantly from these estimates, share-based compensation expense and our results of operations could be materially impacted.

The application of this policy affects the level of our cost of product sales, cost of gaming operations, research and development expenses, selling and administrative expenses, additional paid-in capital and income tax expense. During fiscal 2007 and 2006, we had no material changes in the critical accounting estimates arising from the application of this policy and we do not anticipate material changes in the near term.

Allowances for Slow-Moving and Obsolete Inventories

We value inventory based on estimates of potentially excess and obsolete inventory after considering forecasted demand and forecasted average selling prices. However, forecasts are subject to revisions, cancellations and rescheduling. Actual demand may differ from anticipated demand, and such differences may have a material effect on our financial statements. Demand for legacy parts inventory is subject to technical obsolescence. Inventory on hand in excess of forecasted demand is written down to net realizable value.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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In fiscal 2004, we introduced our new *Bluebird* cabinet and *CPU-NXT* gaming platform, and the high demand for these products has accelerated the obsolescence of former legacy product lines. In response to this, we took steps to address the most challenging components of the legacy inventory, as well as selling back to suppliers excess quantities of certain legacy raw materials. Some customers trade in their legacy gaming machines when they purchase a new *Bluebird* gaming machine. We either sell these trade-ins as-is or renovate the legacy gaming machines before resale. We also sell participation gaming machines as used gaming machines when we no longer need them in our gaming operations business. We maintain a legacy parts inventory which we use for renovating the trade-in games, producing new legacy gaming machines under OEM arrangements, or selling such parts to casinos and others for our spare parts business. An active market exists mostly outside of North America for used gaming machines. When we receive a gaming machine on trade-in, we estimate a carrying value for the gaming machine. The value is based upon an estimate of the condition of the gaming machine, as well as our experience in selling used gaming machines and could change due to changes in demand in general for used gaming machines. Therefore, we review our used gaming machine inventory for impairment on a routine basis. Actual demand for new and used legacy gaming machines may differ from anticipated demand, and such differences may have a material effect on our financial statements.

We sold over 6,600 and over 8,200 used gaming machines in fiscal 2007 and 2006, respectively. At June 30, 2007 and 2006, our inventories included 951 and 2,359 legacy gaming machines, respectively, and $8.5 million and $12.8 million of total legacy product, respectively.

The application of this policy affects the amount of our inventory and cost of product sales. In fiscal 2007 and 2006, we had no material changes in the critical accounting estimates arising from the application of this policy and we do not anticipate material changes in the near term. In fiscal 2005, we recorded incremental non-cash, pre-tax net inventory charges of $4.6 million to reduce legacy inventory to net realizable value.

Participation Gaming Machine Depreciation

Beginning with the introduction of our participation games in *Bluebird* cabinets in June 2004, we depreciate the *Bluebird* participation gaming machines over a three-year useful life to a minimal salvage value, while we depreciate the top boxes over one-year useful life. A material adverse impact could occur if the actual useful life of the participation gaming machines or top boxes is less than what was used in estimating depreciation expense, or if actual salvage value is less than the anticipated salvage value.

The application of this policy affects the level of our gaming operations equipment, accumulated depreciation on gaming operations equipment and depreciation expense. In fiscal 2007, 2006 and 2005, we had no material changes in the critical accounting estimates arising from the application of this policy. We do not anticipate material changes in the near term.

Intellectual Property and Licensed Technology Valuations

We license intellectual property and technologies from third parties that we use in our gaming machines. At June 30, 2007 and 2006, we had $66.7 million and $55.0 million capitalized on our balance sheet for such costs, along with commitments not on our balance sheet for an additional $27.3 million and $43.3 million, respectively. As part of our contracts with the licensors, we typically provide a minimum commitment and prepay royalties and license fees, usually at the time the contract is signed, even though the product may not be introduced until months or years later. We capitalize the royalty and license fees advances as Intangible assets.

When products using the licensed intellectual property or technology begin to generate revenue, we begin amortization of the amount advanced. In cases where the advance represents a paid up license, the advance is amortized based on the estimated life of the asset. In those cases where the license agreement provides for a royalty to be earned by the licensor for each gaming machine sold or placed on a lease, the advance is amortized based on the royalty rates provided in the license agreement. In both cases the amortization of the advances are included in cost of product sales if related to a product sale or cost of gaming operations if related to placement or lease of gaming operations equipment. We regularly evaluate the estimated future benefit of royalty advances, as well as minimum commitments not yet paid, to determine amounts unlikely to be realized from forecasted sales or placements of our gaming machines. If actual or revised forecasts fall below the initial estimate, then we may need to revise the remaining useful life and/or record additional charges.

Refer also to Note 7, "Intangible Assets" and Note 13, "Commitments, Contingencies, and Indemnifications," to our Consolidated Financial Statements for further information.

The application of this policy affects the level of our current assets, non-current assets, current liabilities, cost of product sales, cost of gaming operations, research and development expense and selling and general expense. In fiscal 2007, 2006 and 2005, we had no material changes in the critical accounting estimates arising from the application of this policy and we do not anticipate material changes in the near term.

RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes*, ("FIN 48"). FIN 48 creates a single model to address uncertainty in income tax positions and prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition and also excludes income tax accounting from SFAS No. 5, *Accounting for Contingencies.* FIN 48 is effective for fiscal years beginning after December 15, 2006, and, accordingly, we will adopt FIN 48 beginning in fiscal 2008. The cumulative effect of adopting FIN 48 will be recorded in retained earnings. We do not expect the adoption of FIN 48 to have a material impact on our Consolidated Financial Statements.

RESULTS OF OPERATIONS

Gulf Coast Hurricanes

During the September 2005 quarter, two hurricanes devastated the Gulf Coast of Louisiana and Mississippi, which affected the Company's facilities and its customers' facilities. We reopened our Gulfport facility in November 2005, but incurred, and continue to incur hurricane-related revenue loss. Historically, our participation revenue per day in the Mississippi and Louisiana markets is over 40% higher than the Company's overall average.

We carry both property and business interruption insurance. We expect damage to our leased facility in Gulfport to be covered by our property insurance, after the deductible. In fiscal 2005, we received the first property insurance payment from the insurance company. We have assessed the usability of the inventory and participation gaming machines damaged in our Gulfport facility and added damaged items to our property claim.

The property insurance carries a deductible that was expensed in fiscal 2005, as was our $100,000 contribution to our employee relief fund and other related expenses. There is no deductible for the business interruption insurance and this coverage began 48 hours after elected officials ordered the evacuation of the areas. During fiscal 2006, we received business interruption insurance proceeds of $1.0 million, representing an initial reimbursement for losses arising from Hurricane Katrina, which we recorded in interest and other income, net on the Consolidated Statements of Income. We began litigation against the insurance company in the Mississippi courts in the September 2006 quarter. We continue to pursue additional insurance claims, but cannot presently estimate the amount or timing of any additional payment, or the results of any litigation. The Company has not recorded and will not record any amount for unreimbursed business interruption claims until an agreement is reached with its insurer as to the amount of the recovery.

Seasonality

Sales of our gaming machines to casinos are generally strongest in the spring and slowest in the summer months, while gaming operations revenues are generally strongest in the spring and summer. In addition, quarterly revenues and net income may increase when we receive a larger number of approvals for new games from regulators than in other quarters, when a game that achieves significant player appeal is introduced or if gaming is permitted in a significant new jurisdiction.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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Fiscal Year Ended June 30, 2007 Compared to Fiscal Year Ended June 30, 2006

Revenues, Gross Margins and Key Performance Indicators are as follows (in millions, except unit data):

Year Ended June 30,	2007	2006	Increase (Decrease)	Percent Increase (Decrease)
Product Sales Revenues				
New unit sales revenues	$ 317.0	$ 254.7	$ 62.3	24.5%
Parts, used games, conversions and OEM revenues	49.3	47.8	1.5	3.1
Total product sales revenues	$ 366.3	$ 302.5	$ 63.8	21.1
New units sold	25,613	21,512	4,101	19.1
Average sales price per new unit	$12,378	$11,840	$ 538	4.5
Gross profit on product sales revenues[1]	$ 167.7	$ 128.4	$ 39.3	30.6
Gross margin on product sales revenues[1]	45.8%	42.4%	340 bp	8.0
Gaming Operations Revenues				
Participation revenue	$ 153.6	$ 130.8	$ 22.8	17.4
Other gaming operations revenue	19.9	17.9	2.0	11.2
Total gaming operations revenues	$ 173.5	$ 148.7	$ 24.8	16.7
WAP games at period end	1,507	1,864	(357)	(19.2)
LAP games at period end	2,333	1,495	838	56.1
Stand-alone games at period end	4,436	3,726	710	19.1
Total installed participation base at period end	8,276	7,085	1,191	16.8
Average participation installed base	7,299	6,285	1,014	16.1
Average revenue per day per participation machine	$ 57.66	$ 57.04	$ 0.62	1.1
Installed casino-owned daily fee games at period end	760	794	(34)	(4.3)
Average casino-owned daily fee games installed base	728	773	(45)	(5.8)
Gross profit on gaming operations revenue[1]	$ 137.3	$ 112.3	25.0	22.3
Gross margin on gaming operations revenue[1]	79.1%	75.5%	360 bp	4.8
Total revenues	$ 539.8	$ 451.2	$ 88.6	19.6
Total gross profit[1]	$ 305.0	$ 240.7	$ 64.3	26.7
Total gross margin[1]	56.5%	53.3%	320 bp	6.0

bp basis point.
(1) As used herein, gross profit and gross margin exclude depreciation expense.

Revenues and Gross Profit Total revenues for fiscal 2007 increased 19.6%, or $88.6 million, over fiscal 2006, reflecting:

➢ A $62.3 million increase in new unit sales revenue as a result of:

- A 19.1% increase in new units sold worldwide. North American new units sold increased 13.2%, reflecting: the introduction of new products and game segmentation strategies, such as our *G+* video games; the initial and ongoing shipments into the new Pennsylvania and Broward County, Florida markets; openings of new casinos in the Midwest; steady demand from Native American tribal operators, particularly in Oklahoma; the fulfillment of a previously announced state lottery commission contract and the launch of several new products, all of which were partially offset by the sluggish North American replacement market. International new units sold increased 36.1% over the prior year, reflecting the positive contribution of Orion Gaming, growth in Macau and the broader pan-Asian market, and continued growth throughout Europe, South Africa and Latin America. Demand for our mechanical reel products continues to increase and accounted for 25% of new unit sales in fiscal 2007 compared to 14% in fiscal 2006.
- A 4.5% year-over-year increase in average selling price, due to an increase in list prices and higher sales of premium priced products.

➢ A $1.5 million increase in other product sales, as an increase in conversion revenues, top box revenues, parts revenues, Orion AWP revenues and Orion OEM revenues were partially offset by a reduction in OEM revenues from Multimedia Games Inc., used gaming machines revenues and the fact that fiscal 2006 benefited from $1.8 million of revenue from an earn-out provision under a lottery contract.

- We sold over 6,600 used gaming machines in fiscal 2007 with a greater percentage being higher-priced refurbished units, compared to over 8,200 used gaming machines in fiscal 2006.
- We earned revenue on the sale of over 7,200 conversion kits in fiscal 2007, compared to over 6,200 conversion kits in fiscal 2006.

➢ A 16.7% growth in total gaming operations revenues due to:

- A 16.1% increase in the average installed base of participation gaming machines, driven by our newer products, such as *MONOPOLY Big Event* stand-alone gaming machines, *GREEN ACRES* and *Life of Luxury* LAP gaming machines, as well as the initial success of our *TOP GUN* and *MONOPOLY Super Money Grab* WAP gaming machines, partially offset by declines in our other stand-alone and *POWERBALL®* WAP participation games.
- Overall average revenues per day increased slightly, reflecting a higher average installed base of higher-earning WAP gaming machines during fiscal 2007 than in fiscal 2006.

Total gross profit, as used herein excluding depreciation expense, increased 26.7%, or $64.3 million, to $305.0 million for fiscal 2007 from $240.7 million for fiscal 2006. This improvement reflects:

➢ Gross margin on product sales revenues was 45.8% for fiscal 2007 compared to 42.4% for fiscal 2006. Gross margin for fiscal 2007 reflects operating leverage from higher volume, the favorable impact from continued process improvements, and a favorable mix of premium-priced products, partially offset by the impact from selling lower-margin Orion Gaming machines. Furthermore, in fiscal 2007, refurbished used gaming machines units that sell at higher prices and generate higher gross profit were a greater percent of total used gaming machine sales than in fiscal 2006.

➢ Gross margin on gaming operations was 79.1% in fiscal 2007, compared to 75.5% for fiscal 2006, primarily due to favorable WAP jackpot experience and a larger number of higher-margin WMS branded themes in the average installed base, partially offset by a higher average installed base of lower-margin WAP units in fiscal 2007 than in fiscal 2006.

Operating Expenses Operating expenses were as follows (in millions of dollars):

	2007		2006		Increase	
Year Ended June 30,	Dollar	As % of Revenue	Dollar	As % of Revenue	Dollar	Percent
Research and development	$ 58.1	10.8%	$ 49.0	10.9%	$ 9.1	18.6%
Selling and administrative	109.8	20.3%	88.0	19.5%	21.8	24.8%
Depreciation	62.9	11.7%	54.7	12.1%	8.2	15.0%
Total operating expenses	$230.8	42.8%	$191.7	42.5%	$39.1	20.4%

Research and development expenses increased $9.1 million to $58.1 million in fiscal 2007, compared to $49.0 million in the prior year. The increase reflects planned higher spending for our expanded product development initiatives, including server-based gaming development, and for technology-based tools that are accelerating our product development cycle. Also contributing to the increase were higher payroll-related costs associated with improved operating performance and the research and development expenses of Orion Gaming (acquired in July 2006), including the additional spending we have implemented since the July 2006 acquisition as part of our efforts to expand our international development capabilities. During fiscal 2007, we introduced 49 new games for sale and 28 new participation and casino-owned daily fee games, compared to the introduction in fiscal 2006 of 57 new games for sale and 26 new participation and casino-owned daily fee games.

Selling and administrative expenses, inclusive of $1.4 million of management separation costs incurred during the September 2006 quarter, increased $21.8 million to $109.8 million in fiscal 2007 compared to $88.0 million in fiscal 2006. Fiscal 2007 includes the selling and administrative expenses of Orion Gaming incurred since the mid-July 2006 acquisition, higher payroll-related costs associated with our improved operating performance and headcount increases during the past twelve months, greater trade convention costs and increased marketing, promotion and distribution costs related to the roll-out of new products and branding initiatives.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

continued

Depreciation expense increased $8.2 million to $62.9 million in fiscal 2007 compared to $54.7 million in fiscal 2006. This reflects the steady increase in the installed base of participation games throughout fiscal 2006 and 2007, as evidenced in the 16.8% year-over-year increase in the period-end installed base of participation machines. The increase also reflects depreciation related to Orion Gaming. We invested $75.9 million in gaming operations equipment, top boxes and related equipment during fiscal 2007, $68.7 million during fiscal 2006, and $63.9 million during fiscal 2005.

For fiscal 2008 and 2009, we expect to increase research and development spending to support our expanding portfolio of innovative and differentiated product offerings, further our progress with our server-based gaming initiatives, and for new game development tools, technological advancements and innovations in game play. The increased investment is also anticipated to support further growth of our game library and enhance the productiveness of our development efforts. Selling and administrative expenses are anticipated to increase more modestly in fiscal 2008 and are expected to decline slightly as a percent of revenues in fiscal 2008 and 2009. In line with the more moderate rate of growth expected for our installed participation footprint, we anticipate our capital investment in gaming operations equipment to decline in fiscal 2008 and 2009, and estimate capital expenditures for property, plant and equipment to be consistent with fiscal 2007. In aggregate, we expect continued improvement in our operating margin, even with the additional spending on research and development initiatives.

Interest Expense We incurred interest expense of $5.1 million and $4.3 million for fiscal 2007 and 2006, respectively, primarily related to our 2.75% convertible subordinated notes, amortization of debt issuance costs and, in fiscal 2007, interest and fees on borrowings under our revolving credit facility.

Interest and Other Income, Net Interest and other income, net decreased by $1.9 million to $2.6 million for fiscal 2007, primarily due to lower interest income earned on cash and cash equivalents in fiscal 2007 as a result of lower average cash balances, and the fact that, in fiscal 2006, we received business interruption insurance proceeds of $1.0 million, representing an initial reimbursement for business interruption losses arising from Hurricane Katrina.

Income Taxes The estimated effective tax rate for fiscal 2007 was 32%, consistent with the rate for fiscal 2006. The fiscal 2007 effective tax rate reflects utilization of the export sales deduction, which expired in December 2006, the domestic manufacturing deduction and the effect of the retroactive reinstatement of the research and development tax credit legislation back to January 1, 2006. Since the research and development tax credit legislation was reinstated in December 2006, retroactive to January 1, 2006, the effective tax rate includes the credit earned for the period January 1, 2006 through June 30, 2006, which aggregated $0.01 per diluted share, in addition to the tax credit earned during fiscal 2007.

Earnings Per Share Diluted earnings per share increased to $0.86 for fiscal 2007, from $0.63 for fiscal 2006. The fiscal 2007 earnings per share includes a $1.0 million after tax, or $0.02 per diluted share, impact for separation charges associated with management separation costs during the period and a $0.01 per diluted share benefit related to the six months ended June 30, 2006, due to the retroactive reinstatement of the research and development tax credit legislation. The increase in earnings per share attributable to increased net income in fiscal 2007 was partially offset by a higher diluted share count resulting from the issuance of common shares upon the exercise of employee stock options and an increase in the dilutive effect of employee stock options due to the increase in WMS' common stock market price during fiscal 2007.

Impact of Inflation During the past three years, the general level of inflation affecting us has been relatively low. Our ability to pass on future cost increases in the form of higher sales prices will depend on the prevailing competitive environment and the acceptance of our products in the marketplace.

Fiscal Year Ended June 30, 2006 Compared to Fiscal Year Ended June 30, 2005

Revenues, Gross Margins and Key Performance Indicators are as follows (in millions, except unit data):

Year Ended June 30,	2006	2005	Increase (Decrease)	Percent Increase (Decrease)
Product Sales Revenues				
New unit sales revenues	$ 254.7	$ 233.5	$ 21.2	9.1%
Parts, used games, conversions and OEM revenues	47.8	45.1	2.7	6.0
Total product sales revenues	$ 302.5	$ 278.6	$ 23.9	8.6
New units sold	21,512	22,784	(1,272)	(5.6)
Average sales price per new unit	$11,840	$10,250	$ 1,590	15.5
Gross profit on product sales revenues[1]	$ 128.4	$ 111.4	$ 17.0	15.3
Gross margin on product sales revenues[1]	42.4%	40.0%	240 bp	6.0
Gaming Operations Revenues				
Participation revenue	$ 130.8	$ 86.4	$ 44.4	51.4
Other gaming operations revenue	17.9	23.4	(5.5)	(23.5)
Total gaming operations revenues	$ 148.7	$ 109.8	$ 38.9	35.4
WAP games at period end	1,864	943	921	97.7
LAP games at period end	1,495	—	1,495	n/m
Stand-alone games at period end	3,726	4,977	(1,251)	(25.1)
Total installed participation base at period end	7,085	5,920	1,165	19.7
Average participation installed base	6,285	4,861	1,424	29.3
Average revenue per day per participation machine	$ 57.04	$ 48.75	$ 8.29	17.0
Installed casino-owned daily fee games at period end	794	619	175	28.3
Average casino-owned daily fee games installed base	773	217	556	256.2
Gross profit on gaming operations revenue[1]	$ 112.3	$ 84.6	$ 27.7	32.7
Gross margin on gaming operations revenue[1]	75.5%	77.0%	(150) bp	(1.9)
Total revenues	$ 451.2	$ 388.4	$ 62.8	16.2
Total gross profit[1]	$ 240.7	$ 196.0	$ 44.7	22.8
Total gross margin[1]	53.3%	50.5%	280 bp	5.5

bp basis point.
n/m Information not meaningful.
(1) As used herein, gross profit and gross margin exclude depreciation expense.

Revenues and Gross Profit Total revenues for fiscal 2006 increased 16.2%, or $62.8 million, to $451.2 million from $388.4 million for fiscal 2005. The year-over-year improvement reflects:

➢ Product sales revenue increases due to: a 15.5% increase in the average selling price of new gaming units resulting from increased sales of premium priced product offerings and product options and list price increases; a $5.5 million increase in used gaming machines revenues; realization of a $1.8 million earn-out from a performance-based contract with a lottery commission; an increase in OEM sales; and an increase in other product sales revenues. This increase was partially offset by a 5.6% decrease in new unit shipments due to the impact of casino closings following the summer of 2005 Gulf Coast hurricanes and sale of only 328 new units to Russia compared to almost 3,000 new units sold to Russia in fiscal 2005 as a result of continued regulatory legislative transition; as well as a $6.1 million decrease in revenues from *CPU-NXT* and game conversion kits.

- We sold 8,287 used game units, primarily "as-is" to international markets during fiscal 2006, compared to 2,442 units in fiscal 2005.
- We shipped 6,219 conversion kits in fiscal 2006 compared to 6,516 conversion kits in fiscal 2005.

➢ Gaming operations participation revenue increases for fiscal 2006 of $44.4 million, primarily due to a 29.3% increase in the average installed base of participation games and a 17.0% increase in the average revenue per day from participation games reflecting a greater percentage of higher earning WAP and LAP gaming machines in the installed base. This increase was partially offset by a $5.5 million decrease in other gaming operations revenues due to lower royalty revenue from decreased purchases or placement of WMS games by our licensees.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

continued

Total gross profit, as used herein excluding depreciation expense, increased 22.8%, or $44.7 million, to $240.7 million for fiscal 2006 from $196.0 million for fiscal 2005. This improvement reflects:

- Higher margin gaming operations were 33.0% of total revenues in fiscal 2006 compared to 28.3% of total revenues in fiscal 2005, as gaming operations grew faster than product sales in fiscal 2006.
- An increase in the gross margin on product sales revenues to 42.4%, inclusive of $0.3 million of share-based payment expense for fiscal 2006, from 40.0% for fiscal 2005, primarily due to a higher average sales price and mix of products sold. This increase was partially offset by higher sales of low-margin used gaming machines and lower sales of high-margin conversion kits. The higher mix of used gaming machines revenues in overall product sales revenues impacted product sales gross margin by approximately 260 basis points.
- A decrease in the gross margin on gaming operations to 75.5% in fiscal 2006 from 77.0% for fiscal 2005, due primarily to the impact of a greater mix of lower-margin WAP games and increased jackpot expense, partially offset by the benefit of the growth in the installed base of *Jackpot Party Progressive®* LAP products which, as a WMS brand, incur no royalty expense.

Operating Expenses Operating expenses were as follows (in millions of dollars):

	2006		2005		Increase (Decrease)	
Year Ended June 30,	Dollar	As % of Revenue	Dollar	As % of Revenue	Dollar	Percent
Research and development	$ 49.0	10.9%	$ 50.3	13.0%	$ (1.3)	(2.6)%
Selling and administrative	88.0	19.5%	74.6	19.2%	13.4	18.0%
Depreciation	54.7	12.1%	40.4	10.4%	14.3	35.4%
Total operating expenses	$191.7	42.5%	$165.3	42.6%	$26.4	16.0%

Research and development expenses were essentially flat year-over-year. In late fiscal 2006 we first began to increase our staffing, primarily to support our increased spending on development initiatives for server-based gaming products. Research and development expenses included $2.6 million and $0.3 million of share-based payment expense in fiscal 2006 and fiscal 2005, respectively, with the increase due to the adoption of SFAS No. 123R on July 1, 2005. During fiscal 2006, we introduced 57 new games for sale and 26 new participation and casino-owned daily fee games, compared to the introduction in fiscal 2005 of 50 new games for sale and 18 new participation and casino-owned daily fee games.

Selling and administrative expenses increased to $88.0 million in fiscal 2006, or 19.5% of total revenues, from $74.6 million, or 19.2% of total revenues, for fiscal 2005. Selling and administrative expenses included $9.3 million, or 2.1% of total revenues, of share-based payment expense in fiscal 2006 compared to $3.6 million, or 1.0% of total revenues, in fiscal 2005, with the increase due to the adoption of SFAS No. 123R on July 1, 2005. During fiscal 2006, we began to incur higher payroll related costs due to headcount increases throughout the year, as well as higher marketing, promotion and commission expense.

Fiscal 2006 depreciation expense increased to $54.7 million from $40.4 million in fiscal 2005, primarily reflecting the record growth we achieved in our installed base of participation machines in gaming operations throughout fiscal 2006 and 2005. The Company invested $68.7 million in gaming operations equipment, top boxes and related equipment during fiscal 2006. The investment in gaming operations equipment reflects our continual expansion of the installed base of our participation games and continued refreshing of our installed base of participation gaming machines with new games.

Interest Expense We incurred interest and issuance cost amortization expense of $4.3 million and $3.9 million for fiscal 2006 and 2005, respectively, primarily related to our 2.75% convertible subordinated notes and amortization of debt issuance costs.

Interest and Other Income, Net During fiscal 2006, we recorded $4.5 million of net other income, including $1.4 million of investment income earned on cash, cash equivalents and short-term investments, which amounted to $52.7 million at June 30, 2006 and $2.1 million of interest on customer notes receivable. Also in fiscal 2006, we received business interruption insurance proceeds of $1.0 million, representing an initial reimbursement for business interruption losses arising from Hurricane Katrina. In fiscal 2005, we recorded $3.5 million of net other income, including $1.4 million of investment income earned on cash, cash equivalents and short-term investments, $1.5 million of pre- and after-tax income related to final settlement of tax advances with our former subsidiary, Midway Games, which we previously fully reserved, and a pre-tax gain of $0.6 million in other income from the license of certain intellectual property of a discontinued business.

Income Taxes The effective tax rate for fiscal 2006 increased to 32.3% from 30.0% for fiscal 2005, reflecting increased income in 2006, lower export sales deductions and lower utilization of tax credits as a result of the December 31, 2005 expiration of the research tax credit.

Earnings Per Share Diluted earnings per share increased to $0.63 for fiscal 2006 from $0.41 for fiscal 2005. The fiscal 2006 diluted earnings per share includes $0.10, after tax, related to the adoption of SFAS No. 123R.

LIQUIDITY AND CAPITAL RESOURCES

In any given reporting period, the amount of cash consumed or generated by operations will primarily relate to the rate of revenue increase or decrease, causing a corresponding change in working capital. In periods when revenues are increasing, the expanded working capital and capital expenditures needs will be funded from available cash, cash equivalents, short-term investments, cash from operations, and, if necessary, proceeds from additional borrowings or additional equity offerings. Capital commitments are made for property, plant and equipment and gaming operations equipment; other commitments made relate primarily to licensing or technology agreements to obtain access to third-party brands, intellectual properties or technologies that we have not developed internally. Also, we will from time to time issue or retire borrowings or repurchase equity in an effort to maintain a cost-effective capital structure consistent with our anticipated capital requirements.

Our primary sources of liquidity are:

- ➢ Existing cash and cash equivalents;
- ➢ Cash flows from operations; and
- ➢ Debt capacity available under our revolving credit facility.

Selected balance sheet accounts at June 30 are summarized as follows (in millions):

			Increase	
	2007	2006	Dollar	Percent
Total cash, cash equivalents, and restricted cash[1]	$ 53.2	$ 52.7	$ 0.5	0.9%
Total current assets (A)	342.2	308.2	34.0	11.0
Total assets	655.7	526.4	129.3	24.6
Total current liabilities (B)	86.7	74.0	12.7	17.2
Long-term debt	115.0	115.0	—	—
Stockholders' equity	433.6	325.6	108.0	33.2
Net working capital (A)–(B)	255.5	234.2	21.3	9.1

(1) Includes restricted cash of $16.0 million and $13.6 million as of June 30, 2007 and June 30, 2006, respectively. Cash required for funding WAP systems jackpot payments is considered restricted cash and is not available for general corporate purposes.

Our net working capital increased $21.3 million from June 30, 2006, and was primarily affected by the following components:

- ➢ An increase in total current receivables, net of $28.3 million, or 19.4%, to $173.9 million compared to June 30, 2006, as a result of the 19.6% revenue growth during the period;
- ➢ An increase in inventories of $3.5 million, or 4.6%, over June 30, 2006, despite a 19.6% increase in revenues;
- ➢ Cash and cash equivalents decreased by $1.9 million year-over-year, as cash flow provided by operating and financing activities was utilized to fund our cash flow used in investing activities; as well as,
- ➢ A $9.3 million increase in accrued compensation and related benefits due to higher payroll-related costs associated with improved operating performance, increased headcount, and the timing of payments.

We have not experienced significant bad debt expense in any of the periods presented. We are placing increased emphasis on more effectively utilizing working capital elements, in particular greater cross-functional team focus on better managing inventory, current accounts and notes receivable and accounts payable. We believe that substantial opportunity exists to free up additional cash through greater focus and better management of these working capital categories during the next couple of years. We are also increasing our emphasis on the effective use of capital deployed in general, and in specific, the amount of capital used in our gaming operations. We believe there is a sizable opportunity to utilize lean sigma tools to further improve operating performance and achieve greater efficiencies in the deployment of capital associated with working capital and the deployment of gaming operations equipment.

As described in Note 13, "Commitments, Contingencies and Indemnifications" to our Consolidated Financial Statements, we have royalty and license commitments for brand, intellectual property and technology licenses of $27.3 million that are not recorded in our Consolidated Balance Sheets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

continued

We believe that total cash and cash equivalents of $53.2 million at June 30, 2007, inclusive of $16.0 million of restricted cash, and cash flow from operations will be adequate to fund our anticipated level of expenses, capital expenditures, cash to be invested in gaming operations equipment, the levels of inventories and receivables required in the operation of our business, investments in royalties, licensed technologies, patents and trademarks, and any repurchases of common stock for the next year. In fiscal 2008 and 2009, we expect cash flow from operations to continue to increase as we grow our market share. We do not believe we will need to raise a significant amount of additional capital in the short term or long term; however, we will assess market opportunities as they arise.

Convertible Subordinated Notes

At June 30, 2007, we had $115 million of convertible subordinated notes outstanding, bearing interest at 2.75%, maturing on July 15, 2010. The notes are convertible at any time into an aggregate of 8.7 million shares of our common stock at a conversion price of $13.19 per share, subject to adjustment. The notes are not callable. We pay interest on the notes semi-annually on January 15 and July 15 of each year, aggregating $3.2 million annually. The conversion of the 2.75% convertible subordinated notes to common stock is dependent on individual holders' choices to convert, which is dependent on the spread of the market price of our stock above the conversion strike price of $13.19 per share, and would reduce our annual interest expense. None of the holders have converted any of their convertible subordinated notes into our common stock. Our convertible notes are conventional convertible debt instruments in which the holder may only realize the value of the conversion option by exercising the option and receiving a fixed number of shares of our common stock.

Revolving Credit Facility

We have a multi-year revolving credit agreement, as amended, that provides for $100 million of unsecured borrowing through December 31, 2009, including the potential to expand the line up to $125 million. Up to $10 million of the credit facility is available for the issuance of letters of credit. The credit agreement contains covenants that require us to maintain certain financial ratios, which could limit our ability to declare dividends or make distributions to holders of any shares of capital stock, or redeem or otherwise acquire shares of our Company. At June 30, 2007, approximately $100.7 million was available for such purposes under the most restrictive of these covenants.

During fiscal 2007, we borrowed $5.0 million against our revolving credit facility at three different times to ensure our short-term cash needs would be met, given our $20.9 million net cash expenditure for the acquisition of Orion Gaming earlier in the year and our investments and advancements in royalties, licensed technologies, patents, and trademarks. We subsequently repaid each of the three $5.0 million loans, plus accrued interest, at various times throughout the year. We did not borrow any funds against this facility during the June 2007 quarter and had paid any outstanding borrowings prior to March 31, 2007.

In the June 2007 quarter, we amended our revolving credit agreement to allow for increases in capital expenditures and additions to gaming operations equipment, as well as other changes to covenants over the life of the agreement.

Common Stock Repurchase Program

We were authorized by our Board of Directors to repurchase up to $35 million of the Company's common stock through August 8, 2007. During fiscal 2007 and through August 8, 2007, we did not repurchase any of our common stock and, as of June 30, 2007, approximately $25 million remained outstanding under the expanded authorization. Refer to Note 11, "Stockholders' Equity" to our Consolidated Financial Statements for further information on our stock repurchases.

On August 6, 2007, our Board of Directors authorized the repurchase of up to $50 million of our common stock over the following twenty-four months. This authorization replaces the $35 million authorization that expired on August 8, 2007. Pursuant to the authorization, purchases may be made from time to time in the open market, through block purchases or in privately negotiated transactions. The timing and actual number of shares repurchased will depend on market conditions.

Cash Flows Summary

Cash flows from operating, investing and financing activities, as reflected in our Consolidated Statements of Cash Flows, are summarized in the following table (in millions):

Year Ended June 30,	2007	2006	2005	2007 to 2006 Change	2006 to 2005 Change
Net cash provided by (used in):					
Operating activities	$ 118.9	$103.1	$ 6.1	$ 15.8	$ 97.0
Investing activities	(158.8)	(94.1)	(45.8)	(64.7)	(48.3)
Financing activities	35.6	(4.6)	15.4	40.2	(20.0)
Effect of exchange rates on cash and cash equivalents	2.4	(0.5)	(0.4)	2.9	(0.1)
Net increase (decrease) in cash and cash equivalents	$ (1.9)	$ 3.9	$(24.7)	$ (5.8)	$ 28.6

In fiscal 2007, we reclassified the amortization of finite-lived intangible assets from cash flows used in investing activities to "Non-cash expenses" in cash flows provided by operating activities in order to improve the presentation of the non-cash impact from amortizing these finite-lived intangible assets. This resulted in an increase to cash provided by operating activities and a corresponding increase to cash used in investing activities of $8.7 million and $9.7 million in fiscal 2006 and 2005, respectively. Refer also to Note 2, "Principal Accounting Policies" and Note 7, "Intangible Assets."

Operating Activities: The $15.8 million increase in cash provided by operating activities in fiscal 2007 compared to fiscal 2006 resulted from several factors, including:

- A positive impact from the $15.6 million increase in net income and a $8.2 million increase in depreciation partially offset by;
- A negative impact from the $14.5 million net increase in changes in operating assets and liabilities, due to the impact of the relatively slight increase in inventory from fiscal 2006 to fiscal 2007, as compared to the decrease from fiscal 2005 to fiscal 2006 (as explained above), partially offset by the smaller increase in our restricted cash from fiscal 2006 to fiscal 2007. While we continued to add new WAP links during fiscal 2007, we had established significantly more new WAP links during fiscal 2006, driving the growth in restricted cash during that period. The growth in our total receivables had a similar impact on cash flow from operations in fiscal 2007 and fiscal 2006.

The $97.0 million increase in cash provided by operating activities in fiscal 2006 compared to fiscal 2005 was primarily due to a reduction in inventory levels, a reduction in the rate of growth of our accounts and notes receivable during fiscal 2006 compared to fiscal 2005, a $12.1 million increase in net income, a $14.3 million net increase in depreciation, a $9.5 million increase in non-cash expenses, partially offset by offering our customers slightly extended payment terms, and a $7.1 million increase in restricted cash related to the increase in the number of WAP jackpots offered.

As mentioned above, we are placing increased emphasis on more effectively utilizing working capital elements and believe that substantial opportunity exists to free up additional cash. Combined with anticipated increases in net income from increased revenues from higher new unit sales at a higher average selling price, a greater average participation gaming machine installed base, and higher average revenue per day for participation gaming machines, we anticipate a higher amount of cash to be provided by operations in fiscal 2008 and 2009, than in fiscal 2007.

Investing Activities: The $64.7 million increase in cash used by investing activities in fiscal 2007 compared to fiscal 2006 was primarily due to:

- The acquisition on July 13, 2006 of 100% of the outstanding stock of privately held Orion Gaming. The acquisition resulted in a net use of cash of $20.9 million, including debt retirement, cash consideration paid and acquisition costs, net of cash acquired.
- A $7.2 million increase in the amount invested in gaming operations machines, top boxes and related equipment during fiscal 2007 to $75.9 million. In line with the more moderate rate of growth expected for our installed participation footprint, we anticipate our investment in gaming operations equipment will be lower in fiscal 2008 than in fiscal 2007.
- An $18.5 million increase in the amount invested in property, plant and equipment during fiscal 2007 to $34.1 million, due primarily to the expansion of our Waukegan, Illinois facility to consolidate outside warehousing and support our continued process improvement initiatives, as well as investments in internal and purchased software. We expect that capital expenditures for property, plant and equipment in fiscal 2008 will be comparable to fiscal 2007 capital expenditures.
- A $12.0 million increase in investment and advances in royalties, licensed technologies, patents, and trademarks as the Company continues to acquire innovative and creative technologies and intellectual property.
- Net cash of $6.1 million was provided from the redemption of short-term investments during fiscal 2006, with no redemptions of such investments in fiscal 2007.

The $48.3 million increase in cash used in investing activities in fiscal 2006 compared to fiscal 2005 was primarily due to an increase of $7.5 million in cash used to purchase property, plant and equipment, a $4.8 million increase in investments in gaming operations equipment, and the $43.5 million reduction of proceeds from the redemption of short-term investments in fiscal 2006.

Financing Activities: The $40.2 million increase in cash provided by financing activities was primarily due to:

- The receipt of $26.7 million from the exercise of stock options in fiscal 2007, compared to $4.2 million in fiscal 2006, along with the related tax benefit of $8.9 million in fiscal 2007 and $1.2 million in fiscal 2006. The amount we receive from the exercise of stock options is dependent on individuals' choices to exercise options, which are dependent on the spread of the market price of our stock above the exercise price of vested options.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

continued

➢ $10.0 million in repurchases of the Company's stock during the fiscal 2006, with no similar repurchases during fiscal 2007.

The $20.0 million decrease in cash provided by financing activities in fiscal 2006 compared to fiscal 2005 was primarily due to a $11.2 million reduction in cash received from the exercise of stock options and the repurchase of approximately $10.0 million of our common stock in fiscal 2006 compared to no such repurchases in fiscal 2005.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We are not dependent on off-balance sheet financing arrangements to fund our operations. We utilize financing arrangements for operating leases of equipment and facilities, none of which are in excess of our current needs. We also have minimum guaranteed royalty payments for intellectual property used in our gaming machines that are not recorded on our Consolidated Balance Sheets. Typically, we are obligated to make minimum commitment royalty payments over the term of our licenses and to advance payment against those commitments.

Our obligations under these arrangements, under our convertible subordinated notes and other contractual obligations at June 30, 2007, were as follows (in millions):

Contractual Obligations	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Operating leases	$ 26.7	$ 3.7	$ 6.5	$ 6.0	$10.5
Royalty payments	27.3	10.5	11.5	5.3	—
Non-cancelable raw material purchase orders	6.3	6.3	—	—	—
Convertible subordinated notes	115.0	—	—	115.0	—
Performance bonds	14.7	14.7	—	—	—
Other, including guaranteed minimums in employment agreements and capital expenditures	15.9	13.7	0.8	0.4	1.0
Total	$205.9	$48.9	$ 18.8	$126.7	$11.5

The total potential royalty commitments, including payments already made, decreased to $27.3 million at June 30, 2007 from $43.3 million at June 30, 2006, due to advances and payments made on existing commitments, partially offset by a slight increase in gross commitments. Potential royalty commitments could increase in the future as we enter into new intellectual property, technology or brand licensing agreements. See also Note 13, "Commitments, Contingencies and Indemnifications" to our Consolidated Financial Statements.

Non-cancelable raw materials purchase orders decreased to $6.3 million as of June 30, 2007 from $34.1 million as of June 30, 2006, due to the reevaluation of our purchasing practices and procedures as part of our alignment with lean sigma principles.

We have performance bonds outstanding of $14.7 million at June 30, 2007, to one customer, related to product sales, and we are liable to the issuer in the event of exercise due to our non-performance under the contract. Events of non-performance do not include the financial performance of our products.

Indemnifications

We have agreements in which we may be obligated to indemnify other parties with respect to certain matters. Generally, these indemnification provisions are included in sales orders and agreements arising in the normal course of business under which we customarily agree to hold the indemnified party harmless against claims arising from a breach of representations related to matters such as title to assets sold and licensed, defective equipment or certain intellectual property rights. Payments by WMS under such indemnification provisions are generally conditioned on the other party making a claim. Such claims are typically subject to challenge by us and to dispute resolution procedures specified in the particular sales order or contract. Further, our obligations under these agreements may be limited in terms of time and/or amount and, in some instances, we may have recourse against third parties. It is not possible to predict the maximum potential amount of future payments under these indemnification agreements due to the conditional nature of the obligations and the unique facts of each particular agreement. Historically, we have not made any payments under these agreements that have been material individually or in the aggregate. As of June 30, 2007, we were not aware of any obligations arising under indemnification agreements that would require material payments except for the matter disclosed in Note 14, "Litigation," to our Consolidated Financial Statements.

We have agreements with our directors and certain officers that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. We have also agreed to indemnify certain former officers and directors of acquired companies. We maintain director and officer insurance, which may cover our liabilities arising from these indemnification obligations in certain circumstances. As of June 30, 2007, we were not aware of any obligations arising under these agreements that would require material payments.

We do not have any special purpose entities for investment or the conduct of our operations. We have not entered into any derivative financial instruments, although we have granted stock options, restricted stock, equity-based performance units and deferred stock units to our employees, officers, directors and consultants and warrants to a licensor, and we have issued convertible subordinated notes.

Self-Insurance

We are self-insured for various levels of workers' compensation, electronic errors and omissions liability, automobile collision insurance, as well as employee medical, dental, prescription drug, and disability coverage. We purchase stop-loss coverage to protect against unexpected claims. Accrued insurance claims and reserves include estimated settlements for known claims, and actuarial estimates of claims incurred but not reported.

SUBSEQUENT DEVELOPMENTS

Acquisition

On July 19, 2007, we completed the acquisition of 100% of the outstanding stock of privately held Systems in Progress GmbH ("SiP"), an Austrian-based company focused on developing and selling gaming related systems, including linked progressive systems and slot accounting systems applicable for smaller international casino operators. The total consideration for SiP, excluding acquisition costs, was $4.7 million. SiP's former majority shareholder is a customer of WMS and $4.5 million of the total consideration resulted from extinguishing trade accounts receivable owed by that customer to WMS for its entire equity ownership in SiP. Two minority shareholders were paid equal value in cash and shares of WMS common stock that in total aggregated approximately $0.2 million. The transaction is expected to be immaterial to our fiscal 2008 net income.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market risks in the ordinary course of our business, primarily associated with interest rate and foreign currency fluctuations. We do not currently hedge either of these risks, or utilize financial instruments for trading or other speculative purposes.

Interest Rate Risk

We have exposure to interest rate risk from our convertible subordinated notes and revolving credit facility. The notes are at a fixed interest rate and the revolving credit facility is at a variable interest rate.

As of June 30, 2007, we had $115.0 million of convertible fixed-rate debt with an interest rate of 2.75% and a fair value of $251.7 million. Using a discounted cash flow model, and assuming no change in the market price of our common stock into which the debt is convertible, we currently estimate that a 50-basis-point change in the prevailing market interest rates would impact the fair value of our fixed-rate debt by approximately $1.4 million, but would not impact our cash flows or future results of operations. However, the fair value of our convertible fixed-rate debt is more significantly dependent on the market price of our common stock into which it can be converted.

We have a multi-year revolving credit agreement that provides for $100 million of unsecured borrowing through December 31, 2009, including the potential to expand the line up to $125 million. Borrowings under this facility bear interest at a certain percentage above the agent bank's prime rate, or above the LIBOR rate. There were no outstanding borrowings under this facility as of June 30, 2007.

Foreign Currency Risk

We have subsidiaries in Australia, Austria, Canada, China, the Netherlands, Slovakia, Spain, South Africa, and the United Kingdom for distribution and development operations. These subsidiaries transact business in their respective foreign currencies and are exposed to risks resulting from fluctuations in foreign currency exchange rates. We estimate that a hypothetical 10% strengthening (or weakening) of the U.S. dollar for fiscal 2007 would have resulted in a pre-tax loss (or gain) of about $0.5 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

continued

The net assets of these subsidiaries are exposed to foreign currency translation gains and losses, which are included as a component of accumulated other comprehensive income in stockholders' equity. Such translation resulted in unrealized gains of $3.2 million and losses of $0.5 million for fiscal 2007 and 2006, respectively.

In addition, foreign governments could impose restrictions on currency movements that might make it costly or impossible to repatriate earnings to the U.S.

Forward-Looking Statement

This Report contains forward-looking statements concerning our future business performance, strategy, outlook, plans, liquidity, pending regulatory matters and outcomes of contingencies including legal proceedings, among others. Forward-looking statements may be typically identified by such words as "may," "will," "should," "expect," "anticipate," "seek," "believe," "estimate," "plan" and "intend," among others. These forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from the expectations expressed in the forward-looking statements. Although we believe that the expectations reflected in our forward-looking statements are reasonable, any or all of our forward-looking statements may prove to be incorrect. Consequently, no forward-looking statements are guaranteed. Factors that could cause our actual results to differ from our expectations include the risk factors set forth under "Item 1. Business" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," among other items in our Form 10-K. Forward-looking statements express the expectations only as of the date of this Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
WMS Industries Inc.

We have audited the accompanying consolidated balance sheets of WMS Industries Inc. (the "Company") as of June 30, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended June 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of WMS Industries Inc. at June 30, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective July 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123(R), *Shared-Based Payment.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of WMS Industries Inc.'s internal control over financial reporting as of June 30, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 28, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Chicago, Illinois
August 28, 2007

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of June 30, 2007.

The effectiveness of our internal control over financial reporting as of June 30, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report included herein.

Brian R. Gamache
President and Chief Executive Officer

Scott D. Schweinfurth
Executive Vice President,
Chief Financial Officer and Treasurer

August 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of
WMS Industries Inc.

We have audited WMS Industries Inc.'s internal control over financial reporting as of June 30, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). WMS Industries Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, WMS Industries Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of WMS Industries Inc. as of June 30, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended June 30, 2007 of WMS Industries Inc. and our report dated August 28, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Chicago, Illinois
August 28, 2007

CONSOLIDATED BALANCE SHEETS

June 30,	2007	2006
(in millions of U.S. dollars and millions of shares)		
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 37.2	$ 39.1
Restricted cash	16.0	13.6
Total cash, cash equivalents, and restricted cash	53.2	52.7
Accounts receivable, net of allowances of $2.5 and $2.6, respectively	114.5	91.2
Notes receivable, current portion	59.4	54.4
Inventories	79.3	75.8
Deferred income tax assets	9.4	11.4
Other current assets	26.4	22.7
Total current assets	342.2	308.2
NON-CURRENT ASSETS:		
Gaming operations equipment, net	90.0	71.6
Property, plant and equipment, net	91.9	63.1
Intangible assets	97.0	56.5
Deferred income tax assets	19.9	14.0
Other assets	14.7	13.0
Total non-current assets	313.5	218.2
TOTAL ASSETS	$655.7	$526.4
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 38.8	$ 37.4
Accrued compensation and related benefits	17.5	8.2
Other accrued liabilities	30.4	28.4
Total current liabilities	86.7	74.0
NON-CURRENT LIABILITIES:		
Deferred income tax liabilities	9.4	3.1
Long-term debt	115.0	115.0
Other non-current liabilities	11.0	8.7
Total non-current liabilities	135.4	126.8
Commitments, contingencies and indemnifications (see Note 13)	—	—
STOCKHOLDERS' EQUITY:		
Preferred stock (5.0 shares authorized, none issued)	—	—
Common stock (100.0 shares authorized, 50.0 and 48.6 shares issued, respectively)	25.0	16.2
Additional paid-in capital	269.1	227.2
Retained earnings	138.2	97.6
Accumulated other comprehensive income	1.3	0.1
Treasury stock, at cost (zero shares and 1.2 shares, respectively)	—	(15.5)
Total stockholders' equity	433.6	325.6
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$655.7	$526.4

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended June 30,	2007	2006	2005
(in millions of U.S. dollars and millions of shares, except per share amounts)			
REVENUES:			
Product sales	$366.3	$302.5	$278.6
Gaming operations	173.5	148.7	109.8
Total revenues	539.8	451.2	388.4
COSTS AND EXPENSES:			
Cost of product sales[1]	198.6	174.1	167.2
Cost of gaming operations[1]	36.2	36.4	25.2
Research and development	58.1	49.0	50.3
Selling and administrative	109.8	88.0	74.6
Depreciation[1]	62.9	54.7	40.4
Total costs and expenses	465.6	402.2	357.7
OPERATING INCOME	74.2	49.0	30.7
Interest expense	(5.1)	(4.3)	(3.9)
Interest and other income, net	2.6	4.5	3.5
Income before income taxes	71.7	49.2	30.3
Provision for income taxes	22.8	15.9	9.1
NET INCOME	$ 48.9	$ 33.3	$ 21.2
Earnings per share:			
Basic	$ 1.01	$ 0.71	$ 0.46
Diluted	$ 0.86	$ 0.63	$ 0.41
Weighted-average common shares:			
Basic common stock outstanding	48.4	47.1	46.1
Diluted common stock and common stock equivalents	59.6	56.9	56.6
(1) Cost of product sales and cost of gaming operations exclude the following amounts of depreciation, which are included separately in the depreciation line item:			
Cost of product sales	*$ 2.4*	*$ 2.3*	*$ 1.9*
Cost of gaming operations	*$ 53.3*	*$ 45.8*	*$ 32.2*

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

For the Years Ended June 30, 2007, 2006 and 2005

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Unearned restricted stock	Treasury stock, at cost	Total stockholders' equity
(in millions of U.S. dollars)							
Balance, June 30, 2004	$16.2	$206.7	$ 43.1	$ 1.0	$ (1.3)	$(26.2)	$239.5
Comprehensive income:							
Net income	—	—	21.2	—	—	—	21.2
Foreign currency translation adjustment	—	—	—	(0.4)	—	—	(0.4)
Comprehensive income	—	—	—	—	—	—	20.8
Exercise of stock options and related tax benefits	—	8.0	—	—	—	13.0	21.0
Issuance of restricted shares from treasury	—	5.3	—	—	(9.1)	3.8	—
Issuance of performance contingent units	—	4.1	—	—	(4.1)	—	—
Share-based payment expense	—	0.9	—	—	3.0	—	3.9
Balance, June 30, 2005	16.2	225.0	64.3	0.6	(11.5)	(9.4)	285.2
Comprehensive income:							
Net income	—	—	33.3	—	—	—	33.3
Foreign currency translation adjustment	—	—	—	(0.5)	—	—	(0.5)
Comprehensive income	—	—	—	—	—	—	32.8
Effect from adoption of SFAS No. 123R	—	(11.5)	—	—	11.5	—	—
Exercise of stock options and related tax benefits	—	1.5	—	—	—	3.9	5.4
Share-based payment expense	—	12.2	—	—	—	—	12.2
Purchase of treasury shares	—	—	—	—	—	(10.0)	(10.0)
Balance, June 30, 2006	16.2	227.2	97.6	0.1	—	(15.5)	325.6
Comprehensive income:							
Net income	—	—	48.9	—	—	—	48.9
Foreign currency translation adjustment	—	—	—	3.2	—	—	3.2
Comprehensive income	—	—	—	—	—	—	52.1
Exercise of stock options and related tax benefits	0.5	26.4	—	—	—	8.7	35.6
Forfeiture of restricted shares	—	0.3	—	—	—	—	0.3
Stock issued for business acquisition	—	2.8	—	—	—	6.8	9.6
Effect from adoption of SFAS No. 158, net of tax	—	—	—	(2.0)	—	—	(2.0)
Share-based payment expense	—	12.4	—	—	—	—	12.4
Impact of three-for-two stock split	8.3	—	(8.3)	—	—	—	—
Balance, June 30, 2007	$25.0	$269.1	$138.2	$ 1.3	$ —	$ —	$433.6

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended June 30,	2007	2006	2005
(in millions of U.S. dollars)			
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 48.9	$ 33.3	$ 21.2
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation	62.9	54.7	40.4
Non-cash expenses	27.4	24.1	14.6
Deferred income taxes	(0.6)	(3.8)	5.4
Tax benefit from exercise of stock options	—	—	5.6
Change in operating assets and liabilities, net of business acquisitions:			
Restricted cash	(2.4)	(10.1)	(3.0)
Accounts and notes receivable	(24.0)	(23.4)	(51.9)
Inventories	7.6	32.7	(36.6)
Other current assets	(0.7)	(8.3)	(14.7)
Other assets	(8.4)	(4.9)	0.7
Current liabilities	8.2	8.8	24.4
Net cash provided by operating activities	118.9	103.1	6.1
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of business, net of cash acquired	(20.9)	—	—
Purchase of property, plant and equipment	(34.1)	(15.6)	(8.1)
Additions to gaming operations equipment	(75.9)	(68.7)	(63.9)
Investment and advances in royalties, licensed technologies, patents, and trademarks, net of business acquisitions	(27.9)	(15.9)	(23.4)
Proceeds from short-term investments	—	6.1	49.6
Net cash used in investing activities	(158.8)	(94.1)	(45.8)
CASH FLOWS FROM FINANCING ACTIVITIES			
Cash received from exercise of stock options	26.7	4.2	15.4
Tax benefit from exercise of stock options	8.9	1.2	—
Proceeds from borrowings under revolving credit facility	15.0	—	—
Repayments of borrowings under revolving credit facility	(15.0)	—	—
Purchase of treasury stock	—	(10.0)	—
Net cash provided by (used in) financing activities	35.6	(4.6)	15.4
EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	2.4	(0.5)	(0.4)
Increase (decrease) in cash and cash equivalents	(1.9)	3.9	(24.7)
Cash and cash equivalents, beginning of year	39.1	35.2	59.9
Cash and cash equivalents, end of year	$ 37.2	$ 39.1	$ 35.2

The accompanying Notes are an integral part of these Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)

1. BUSINESS OVERVIEW

We are engaged in one business segment: the design, manufacture, and distribution of gaming machines (video and mechanical reel type) and video lottery terminals ("VLTs") for customers in legalized gaming jurisdictions worldwide. We have production facilities in the United States and the Netherlands, with development or distribution offices located in the United States, Argentina, Australia, China, Italy, the Netherlands, South Africa, Spain, and the United Kingdom.

We market our gaming machines in two principal ways. First, product sales include the sales of new and used gaming machines, VLTs, conversion kits, parts, amusement-with-prize gaming machines and equipment manufactured under original equipment manufacturing agreements to casinos and other licensed gaming machine operators. Second, we license our game content to third parties for distribution and we lease gaming machines and VLTs to casinos and other licensed gaming machine operators for payments based upon (1) a percentage of the net win, which is the earnings generated by casino patrons playing the gaming machine, (2) fixed daily fees or (3) in the case of gaming machines on a wide-area progressive ("WAP") jackpot system, a percentage of the amount wagered or a combination of a fixed daily fee and a percentage of the amount wagered. We categorize our lease arrangements into five groups: WAP participation gaming machines; local-area progressive ("LAP") participation gaming machines; stand-alone participation gaming machines; casino-owned daily fee games; and gaming machine and VLT leases. We refer to WAP, LAP and stand-alone participation gaming machines as "participation games" and when combined with casino-owned daily fee games, royalties we receive under license agreements with third parties to utilize our game content and intellectual property, and gaming machine, VLT and other lease revenues, we refer to this business as our "gaming operations."

Data for product sales and gaming operations is only maintained on a consolidated basis as presented in our Consolidated Financial Statements, with no additional separate data maintained for product sales and gaming operations (other than the revenues and costs of revenues information included in the Consolidated Statements of Income and cost of gaming equipment and related accumulated depreciation included in the Consolidated Balance Sheets).

Common Stock Split

On May 7, 2007, our Board of Directors authorized a three-for-two stock split of our common stock, to be effected in the form of a stock dividend. All stockholders received one additional share for every two shares of WMS Industries Inc. common stock owned as of the close of business on the record date of May 29, 2007. The stock dividend was distributed on June 14, 2007. As a result of the stock split, we issued 16.6 million shares at a par value of $0.50 per share. The total amount of $8.3 million was recorded as an increase to Common stock and a decrease to Retained earnings.

All share and per share data have been adjusted to reflect the effect of the stock split for all periods presented. In addition, the number of shares of common stock issuable upon conversion of the convertible subordinated notes and warrants, the exercise of outstanding stock options and the vesting of other stock awards, as well as the number of shares of common stock reserved for issuance under our various employee benefit plans, were proportionately increased in accordance with the terms of those respective agreements and plans.

2. PRINCIPAL ACCOUNTING POLICIES

Basis of Presentation and Consolidation Policy

Our Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles and, pursuant to the rules and regulations of the Securities and Exchange Commission, include all adjustments necessary to fairly present our consolidated financial position, results of operations, and cash flows for each period presented. Our Consolidated Financial Statements include the accounts of WMS Industries Inc. and its wholly owned subsidiaries ("WMS" or the "Company"). All significant intercompany accounts and transactions have been eliminated.

Reclassifications

With our acquisition of Orion Financement Company in July 2006 (refer to Note 4, "Business Acquisition") and the resulting amount of goodwill and other intangible assets acquired, coupled with the upward trend in investments and advances in royalties, licensed technologies, patents and trademarks we made in fiscal 2007, we re-evaluated the disclosure of these long-term assets in our Consolidated Financial Statements. As a result:

- Upon finalization of the purchase accounting in our June 2007 quarter, we reclassified goodwill from Other assets and combined it with our former line item, "Royalties, licensed technologies, patents and trademarks," which we now report as Intangible assets in the non-current portion of our Consolidated Balance Sheets, and we expanded our disclosures as shown in Note 7, "Intangible Assets." This resulted in a reduction in Other non-current assets and a corresponding increase to Intangible assets of $2.3 million at June 30, 2006.

- We reclassified the amortization of all finite-lived intangible assets in our Consolidated Statements of Cash Flows from cash flows used in investing activities to cash flows provided by operating activities, in order to improve the presentation of the non-cash impact from amortizing these finite-lived intangible assets. This resulted in an increase to Non-cash expenses in net cash provided by operating activities and a corresponding increase in net cash used in investing activities of $8.7 million and $9.7 million in fiscal 2006 and 2005, respectively, which we believe, given the trend of these two cash flow categories, is not material to our Consolidated Statements of Cash Flows.

We also enhanced our income tax disclosures in fiscal 2007. Accordingly, we reclassified $11.4 million of our June 30, 2006, Current deferred income tax assets into a separate line item from Other current assets and also reclassified $14.0 million of our June 30, 2006, Non-current deferred income tax assets into a separate line item from Other assets to conform to the fiscal 2007 presentation.

Revenue Recognition

Our revenue recognition policy for both product sales and gaming operations is to record revenue when all the following criteria are met:

- Persuasive evidence of an agreement exists;
- The price to the customer is fixed or determinable;
- The product is delivered; and
- Collectibility is reasonably assured.

Product Sales We sell gaming machines and VLTs typically with credit terms of 90 days or less. We also may extend credit terms up to two years, which debt may be secured by the related equipment and may accrue interest recognized at market rates. Revenues are reported net of incentive rebates or discounts.

When multiple product deliverables are included under a sales contract, in accordance with Emerging Issues Task Force Issue 00-21 ("EITF 00-21"), *Revenue Arrangements with Multiple Deliverables*, we allocate revenue to each unit of accounting based upon its respective fair value against the total contract value and defer revenue recognition on those deliverables where we have not met all requirements of revenue recognition. The Company allocates revenue to each unit of accounting based upon its fair value as determined by "vendor specific objective evidence." Vendor specific objective evidence of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold individually.

We recognize revenue when the product is delivered and defer revenue for any undelivered units of accounting. Deliverables are divided into separate units of accounting if:

- Each item has value to the customer on a stand alone basis;
- We have objective and reliable evidence of the fair value of the undelivered items; and
- Delivery of any undelivered item is considered probable and substantially in our control.

If we cannot objectively determine the fair value of any undelivered units of accounting included in the arrangement, all revenues are deferred until all of the items are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered units of accounting.

Our services for initial installation, as well as standard warranty and technical support, are not separately priced components of our sales arrangements and are included in our revenues when the associated product sales revenue is recognized. Labor costs for gaming machine installs and participation placements, as well as labor costs associated with performing routine maintenance on participation gaming machines are included in selling and administrative expenses. Beginning in fiscal 2006, we accrue for the cost of installing gaming machines sold to our customers at the time of sale, based on the percent of such gaming machines that we expect to install for our customers. We capitalize the costs to install gaming operations equipment.

We currently do not apply the provisions of Statement of Position 97-2, *Software Revenue Recognition* ("SOP 97-2"), to sales of our products. The sale of our games and operating system, which are an integral part of a gaming machine, are "incidental" under the guidance of SOP 97-2 and, as such, we apply the revenue recognition principles outlined above.

Gaming Operations We earn gaming operations revenues from leasing participation gaming machines and VLTs, and earn royalties from third parties under license agreements to use our game content and intellectual property. Gaming operations revenues under operating-type lease agreements are estimated and recognized as earned when collectibility is reasonably assured.

For WAP leasing agreements, revenues are recognized for each gaming machine based upon a percentage of coin-in, which is the amount of coins, currency and credits wagered on the gaming machine, or a combination of a fixed daily fee and a percentage on coin-in. Participating casinos pay a percentage of the coin-in from WAP gaming machines directly to WMS for services related to the design, assembly, installation, operation, maintenance, and marketing of the WAP systems and to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)
continued

administer the progressive jackpot funding. Revenues are recognized as earned when collectibility is reasonably assured. WAP systems entail a configuration of numerous electronically linked gaming machines located in multiple casino properties, connecting to a WMS central computer system via a network of communications equipment. WAP system gaming machines differ from stand-alone units in that they build a progressive jackpot with every wager until a player hits the top award winning combination.

A LAP system electronically links gaming machines within a single casino to a site controller which allows the system to build a series of small progressive jackpots within that specific casino based on every wager made on the LAP system; whereas a WAP jackpot system links gaming machines in multiple casinos to a progressive jackpot for multiple casinos within a gaming jurisdiction.

WMS also offers participation gaming machines on a non-linked basis, which we call stand-alone games. Stand-alone and local-area progressive participation lease agreements are based on either a pre-determined percentage of the daily net win of each gaming machine or a fixed daily rental fee.

Casino-owned daily fee game lease agreements are for a fixed daily fee per day. Casino-owned daily fee games are games for which we sell the base gaming machine to the casino at a normal sales price and earn a normal product sales gross profit and then earn a lower ongoing daily fee from leasing the top box and game to the casino.

VLTs may be operated as stand-alone units or may interface with central monitoring computers operated by government agencies. Our leased VLTs typically are located in places where casino-type gaming is not the only attraction, such as racetracks, bars and restaurants, and are usually operated by the lottery organization of the jurisdiction. Our revenues are based on a fixed percentage of the daily net win of the VLTs. We exclude our leased VLTs from our installed base of participation gaming machines.

Some customers prefer to lease our standard for-sale gaming machines as an option rather than purchasing them. In these cases, we lease the gaming machine, either for a fixed daily fee or as a percentage of the net win of the gaming machine. We do not include leased for-sale units in our installed base of participation gaming machines.

Under agreements with licensees who are generally located in geographic areas or operate in markets where we are not active, we are paid royalties based upon our licensees' purchase or placement of gaming machines with our licensed themes, artwork, and other intellectual property. Royalties are recorded as earned when the licensee purchases or places the game or other intellectual property, and collectibility is reasonably assured.

Sales of Used Gaming Machines

Cash generated from the remanufacture and sale of used gaming machines, including cash generated from the remanufacture and sale of used gaming operations machines, is included in our cash flow from operating activities for the periods in which such sales occur and have not been material.

Translation of Non-U.S. Currency Amounts

The local currency is the functional currency (primary currency in which business is conducted) for our non-U.S. subsidiaries and their assets and liabilities are translated into U.S. dollars at fiscal year-end exchange rates. Revenue and expense items are translated at average exchange rates prevailing during the fiscal year. Translation adjustments are included in Accumulated other comprehensive income. Gains and losses arising from intercompany foreign currency transactions that are of a long-term investment nature are reported in the same manner as translation adjustments. Foreign currency transaction gains (losses) are included in Interest and other income, net and totaled $(0.3) million, $0.3 million and $(0.3) million in fiscal years 2007, 2006 and 2005, respectively.

Cash and Cash Equivalents, and Restricted Cash

All highly liquid investments with maturities of three months or less when purchased are considered cash equivalents. Restricted cash of $16.0 million and $13.6 million at June 30, 2007 and 2006, respectively, is required for funding WAP systems' jackpot payments.

Accounts Receivable, Notes Receivable and Allowance for Doubtful Accounts

We carry our accounts and notes receivable at face amounts less an allowance for doubtful accounts. On a periodic basis, we evaluate our receivables and establish the allowance for doubtful accounts based on a combination of specific customer circumstances, credit conditions and our history of write-offs and collections. Our policy is to generally not charge interest on trade receivables after the invoice becomes past due. A receivable is considered past due if payments have not been received within agreed upon invoice terms. With regard to notes receivable, interest income is recognized ratably over the life of the note receivable and any related fees or costs to establish the notes are charged to expense as incurred, as they are considered insignificant. Imputed interest, if any, is determined based on current market rates and is recorded in Interest and other income, net.

The fair value of notes receivable is estimated by discounting expected future cash flows using current interest rates at which similar loans would be made to borrowers with similar credit ratings and remaining maturities. As of June 30, 2007 and 2006, the fair value of the notes receivable approximated the carrying value.

Inventories

Inventories are valued at the lower of cost (determined by the first-in, first-out method) or market. We value inventory based on estimates of potentially excess and obsolete inventory after considering forecasted demand and forecasted average selling prices. However, forecasts are subject to revisions, cancellations and rescheduling. Actual demand may differ from anticipated demand, and such differences may have a material effect on our financial statements. Demand for legacy parts inventory is subject to technical obsolescence. Inventory on hand in excess of forecasted demand is written down to net realizable value.

In fiscal 2004, we introduced our new *Bluebird* cabinet and *CPU-NXT* gaming platform, and this has accelerated the obsolescence of existing legacy product lines. Some customers have traded in their legacy gaming machines when they purchased a new *Bluebird* gaming machine. We either sell these trade-ins "as-is" or refurbish the legacy gaming machines before resale. We also refurbish and sell participation gaming machines as used gaming machines when we no longer need them in our gaming operations business. We maintain a legacy parts inventory, which we use for renovating the trade-in gaming machines, producing new legacy gaming machines including OEM arrangements, or selling such parts to casinos and others through our spare parts business. An active market exists mostly outside of North America for used gaming machines. We continue to support our customers' installed base of legacy gaming machines and continue to review our legacy inventories for impairment.

Freight-out and Warehousing Costs

Freight-out and warehousing costs are included in cost of product sales in the Consolidated Statements of Income. Freight-out costs for gaming operations equipment are capitalized and depreciated over the useful life of the related asset.

Research and Development Costs, including Software Development Costs

We account for research and development costs in accordance with Statement of Financial Accounting Standards No. 2, *Accounting for Research and Development Costs*. Accordingly, costs associated with product development are included in Research and development and are generally expensed as incurred.

We account for amounts paid to third parties for purchased or licensed software under Statement of Financial Accounting Standards No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed*, ("SFAS No. 86"). Under these arrangements, we have alternative future uses for purchased software and we generally have the right to sub-license this software to third parties (see also Note 13, "Commitments, Contingencies and Indemnifications"). In addition, according to SFAS No. 86, costs incurred in creating a computer software product shall be charged to expense when incurred as research and development until "technological feasibility" has been established for the product, after which point costs are capitalized. Our products reach technological feasibility when a working model of the software is available, which is shortly before release to manufacturing for production.

We incur significant regulatory approval costs for our products. Such costs are capitalized once technological feasibility has been established and are amortized over the estimated product life cycle, generally two years. Product testing costs related to projects that are discontinued are expensed when such determination is made. Capitalized regulatory approval costs were $5.4 million and $1.3 million as of June 30, 2007 and 2006, respectively. Amortization expense for previously capitalized amounts totaled $2.1 million, $0.1 million and zero in fiscal 2007, 2006 and 2005, respectively.

We account for costs incurred to internally develop software in accordance with SOP 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. Consequently, any costs incurred during preliminary project stages are expensed; costs incurred during the application development stages are capitalized, and costs incurred during the post-implementation/operation stages are expensed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)
continued

Gaming Operations Equipment and Property, Plant and Equipment

Property, plant and equipment and gaming operations equipment are stated at cost, net of accumulated depreciation. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Buildings and improvements	10 to 40 years
Leasehold improvements	Lesser of term of lease or useful life
Machinery and equipment	3 to 10 years
Gaming operations base machines	3 years
Gaming operations top boxes	1 year
Furniture and fixtures	10 years

Significant replacements and improvements are capitalized. Other maintenance and repairs are expensed.

We review the carrying amount of long-lived assets if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. When an impairment loss is to be recognized for an asset, it is measured by comparing the carrying value to the fair value. Fair value is generally measured as the present value of estimated future cash flows.

Intangible Assets

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, we classify intangible assets into three categories: (1) intangible assets with definite lives subject to amortization; (2) intangible assets with indefinite lives not subject to amortization; and (3) goodwill. We do not amortize intangible assets with indefinite lives and goodwill. We test intangible assets with definite lives for impairment if conditions exist that indicate the carrying value may not be recoverable. For intangible assets with indefinite lives and goodwill, we perform tests for impairment at least annually or more frequently if events or circumstances indicate that assets might be impaired. We perform our impairment tests of goodwill at our reporting unit level. Such impairment tests for goodwill include comparing the fair value of a reporting unit with its carrying value, including goodwill. We record an impairment charge if the carrying value of the asset exceeds its fair value. Fair values are derived using discounted cash flow analyses. When appropriate, we consider the assumptions that we believe hypothetical marketplace participants would use in estimating future cash flows. In addition, where applicable, an appropriate discount rate is used, based on the Company's cost of capital rate or location-specific economic factors. In case the fair value is less than the carrying value of the assets, we record an impairment charge to reduce the carrying value of the assets to fair value.

We determine the useful lives of our identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors we consider when determining useful lives include the contractual term of any agreement, the history of the asset, the Company's long-term strategy for the use of the asset, any laws or other local regulations which could impact the useful life of the asset and, other economic factors, including competition and specific market conditions. Intangible assets that are deemed to have definite lives are amortized, generally on a straight-line basis, over their useful lives. Refer to Note 7, "Intangible Assets."

We capitalize royalty and licensing advances made in connection with licensing agreements we have for the use of third party intellectual property, technologies and brands. When the products using the licensed intellectual property, technology or brands begin to generate revenue, we begin amortization of the amount advanced. In cases where the advance represents a paid up license, the advance is amortized based on the estimated life of the asset. In those cases where the license agreement provides for a royalty to be earned by the licensor for each gaming machine sold or placed on a lease, the advance is amortized based on the royalty rates provided in the license agreement. In both cases the amortization of the advances is included in cost of product sales if related to a product sale, or cost of gaming operations if related to placement or lease of gaming machines or licenses in gaming operations revenues. To the extent we determine that the products developed would not fully recover the minimum commitment amounts, we will record an immediate charge in our Consolidated Statements of Income at the time of such determination.

WAP Jackpot Liabilities and Expenses

We record a WAP jackpot liability based on the actual volume of coin-in or gaming machine play plus the initial progressive meter liability ("reset") on each system in each jurisdiction, discounted to net present value for non-instant win jackpots. Jackpots are payable in either equal installments over a 20-year period, or immediately in the case of instant win progressive jackpots. For non-instant win jackpots, winners may elect to receive a single payment for the present value of a jackpot, discounted at applicable interest rates, in lieu of annual installments. We defer jackpot expense for the reset on each progressive jackpot linked system, which is subsequently amortized to jackpot expense as revenues are generated from the coin-in or gaming machine play. Our jackpot liabilities totaled $11.6 million and $7.8 million at June 30, 2007 and 2006, respectively. Our jackpot expense was $13.3 million, $13.3 million and $5.1 million for fiscal 2007, 2006 and 2005, respectively. To fund our jackpot liabilities we maintain restricted cash, as described above.

Advertising Expense

The cost of advertising is charged to expense as incurred. The cost of advertising for fiscal 2007, 2006 and 2005 was $1.0 million, $0.9 million and $0.9 million, respectively.

Accounting for Income Taxes

We account for income taxes using the asset and liability method. Under this method, income taxes are provided for amounts currently payable and for amounts deferred as income tax assets and liabilities based upon differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes are measured using the enacted tax rates that are assumed will be in effect when the differences reverse.

Share-Based Compensation

On July 1, 2005, the Company adopted the provisions of SFAS No. 123R using the modified prospective method. Prior to the adoption of SFAS No. 123R, WMS used the intrinsic value method to account for its employee stock options in accordance with APB No. 25. Accordingly, no compensation expense was recognized for stock options issued under the Company's equity compensation plans; however, compensation expense was recognized in connection with the issuance of restricted stock granted under the Company's equity compensation plans. The adoption of SFAS No. 123R primarily resulted in a change in the Company's method of recognizing the fair value of share-based compensation and estimating forfeitures for all unvested awards. Specifically, the adoption of SFAS No. 123R resulted in WMS recording compensation expense for employee stock options that were unvested at July 1, 2005, and for all future option grants. See also Note 12, "Equity Compensation Plan."

Results for fiscal 2005 have not been restated. Had compensation expense for employee stock options granted under the Company's equity compensation plans been determined during fiscal 2005 based on fair value at the grant date consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2005
Net income as reported	$21.2
Add: Stock based employee compensation cost, net of related tax effects, already included in the determination of net income	1.8
Deduct: Pro forma amounts if the fair value method had been applied to all stock compensation awards	(8.3)
Subtotal	(6.5)
Pro forma net income	$14.7
Basic earnings per share:	
As reported	$0.46
Pro forma	$0.32
Diluted earnings per share:	
As reported	$0.41
Pro forma	$0.30

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 2007, 2006 and 2005:

	2007	2006	2005
Risk-free interest rate	4.8%	4.6%	5.0%
Expected life of options (in years)	5.16	6.13	6.25
Expected volatility	0.36	0.37	0.39
Dividend yield	0.0%	0.0%	0.0%

For fiscal 2007 and 2006, the expected life of each award granted was calculated using the "simplified method" in accordance with Staff Accounting Bulletin No. 107. For fiscal 2005, the Company used a projected expected life for each award

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)
continued

granted based on historical experience. Expected volatility is based on historical volatility levels of WMS common shares. The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero coupon issues with a remaining term that approximates the expected life of the award. Expected dividend yield is based on historical dividend payments.

Use of Estimates

Our Consolidated Financial Statements have been prepared in conformity with U.S. generally accepted accounting principles. Such preparation requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and Notes thereto. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments, which potentially subject us to concentrations of credit and market risk, consist primarily of cash equivalents and accounts and notes receivable. By policy, we place our cash equivalents only in high credit quality securities and limit the amounts invested in any one security. However, our overnight cash balances are held by our main commercial bank. The accounts and notes receivable from the sale of gaming machines are generally from a large number of customers with no significant concentration other than in the State of Nevada. No customer accounted for more than 10% of consolidated revenues in fiscal 2007, 2006 and 2005.

Recently Issued Accounting Standards

FASB Interpretation No. 48 In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes*, ("FIN 48"). FIN 48 creates a single model to address uncertainty in income tax positions and prescribes the minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition and also excludes income tax accounting from Statement of Financial Accounting Standard No. 5, *Accounting for Contingencies*. FIN 48 is effective for fiscal years beginning after December 15, 2006, and, accordingly, we will adopt FIN 48 beginning in fiscal 2008. The cumulative effect of adopting FIN 48 will be recorded as an adjustment to opening retained earnings at July 1, 2007. We do not expect the adoption of FIN 48 to have a material impact on our Consolidated Financial Statements.

3. EARNINGS PER SHARE

Basic and diluted earnings per share are calculated as follows for the three fiscal years ended June 30:

	2007	2006	2005
Basic earnings per share:			
Net income	$48.9	$33.3	$21.2
Basic weighted-average common shares outstanding	48.4	47.1	46.1
Basic earnings per share	$1.01	$0.71	$0.46
Diluted earnings per share:			
Net income	$48.9	$33.3	$21.2
After-tax interest expense and amortization of issuance costs on convertible subordinated notes	2.2	2.3	2.2
Dilutive earnings	$51.1	$35.6	$23.4
Basic weighted-average common shares outstanding	48.4	47.1	46.1
Dilutive effect of stock options	2.4	1.0	1.7
Dilutive effect of restricted common stock and warrants	0.1	0.1	0.1
Dilutive effect of convertible subordinated notes	8.7	8.7	8.7
Dilutive common stock and common stock equivalents	59.6	56.9	56.6
Diluted net income per share of common stock and common stock equivalents	$0.86	$0.63	$0.41
Common stock equivalents excluded from the calculation of diluted earnings per share because their exercise prices would render them anti-dilutive	1.0	2.7	0.9

Included in the anti-dilutive common stock equivalents for fiscal 2006 and 2005 are warrants to purchase 375,000 shares of common stock that were issued in September 2003 as part of an inducement to a licensor to extend their license agreement with us. The warrants' exercise price is $23.36 per share of our common stock, subject to adjustment.

4. BUSINESS ACQUISITION

On July 13, 2006, we completed the acquisition of 100% of the outstanding stock of privately held Orion Financement Company ("Orion Gaming"), a Netherlands-based company that designs, manufactures and sells gaming machines. The total consideration for Orion Gaming, excluding acquisition costs, was €23.6 million (or approximately U.S. $30.1 million), of which €8.6 million (U.S. $10.9 million) was for debt retirement. Orion Gaming's stockholders received €15.0 million, comprised of €7.5 million (U.S. $9.6 million) in cash and €7.5 million (U.S. $9.6 million) of WMS common stock (549,564 shares). Orion Gaming operates as a separate subsidiary.

Pro forma financial information is not provided as this acquisition is not material to our consolidated financial results. We allocated the aggregate purchase price, including acquisition costs, of $30.7 million to: tangible assets of $11.8 million; identifiable intangibles and goodwill of $25.1 million (included in Intangible assets); and total liabilities of $6.2 million. The goodwill is expected to be non-deductible for tax purposes.

5. INVENTORIES

Inventories consisted of the following at June 30:

	2007	2006
Raw materials and work-in-process	$52.5	$53.9
Finished goods	26.8	21.9
Total inventories	$79.3	$75.8

Demand for our *Bluebird* product has accelerated the transition from our legacy product line. In response to this, we took steps to address the most challenging components of the legacy inventory including selling older model used gaming machines and used gaming machines configured with undesirable laminate colors, as well as selling back to suppliers excess quantities of certain legacy raw materials. In fiscal 2005, in addition to our routine provision to recognize all inventory at lower of cost or market, we recorded incremental non-cash, pre-tax net inventory charges of $4.6 million to reduce legacy inventory to net realizable value. In fiscal 2007 and 2006, we did not record any incremental inventory charges. Total legacy inventories were $8.5 million and $12.8 million at June 30, 2007 and 2006, respectively.

6. GAMING OPERATIONS EQUIPMENT AND PROPERTY, PLANT AND EQUIPMENT

The components of Gaming operations equipment were as follows at June 30:

	2007	2006
Gaming operations equipment	$ 219.3	$ 177.9
Less accumulated depreciation	(129.3)	(106.3)
Gaming operations equipment, net	$ 90.0	$ 71.6

We reclassified $4.4 million and $4.8 million net book value of gaming operations equipment to inventory during fiscal 2007 and 2006, respectively.

The components of Property, plant and equipment were as follows at June 30:

	2007	2006
Land	$ 5.2	$ 2.6
Buildings and improvements	43.5	39.2
Machinery and equipment	71.4	53.5
Furniture and fixtures	10.1	9.4
Construction in process	19.6	4.2
	149.8	108.9
Less accumulated depreciation	(57.9)	(45.8)
Property, plant and equipment, net	$ 91.9	$ 63.1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)
continued

7. INTANGIBLE ASSETS

Goodwill

The changes in the carrying amount of goodwill during fiscal 2007 include:

Goodwill balance at June 30, 2006	$ 2.3
Impact of Orion Gaming acquisition	14.5
Foreign currency translation adjustment	0.6
Goodwill balance at June 30, 2007	$17.4

Other Intangible Assets

The following table summarizes additions to other intangible assets during fiscal 2007. Other additions include capitalized legal costs and expenditures to third parties.

	Business Combinations	Other Additions	Total Additions
Finite lived intangibles:			
Patents	$3.5	$ 4.1	$ 7.6
Customer relationships	4.2	—	4.2
Royalties and licensed technologies	—	23.4	23.4
Trademarks	—	0.4	0.4
Total	$7.7	$27.9	$35.6
Indefinite lived intangibles:			
Brand names	$2.9	$ —	$ 2.9

Patents and customer relationships acquired as part of a business combination will be amortized over a period of six years. A majority of the other patent additions pertain to unissued patent applications and we anticipate that a majority of these patents will be amortized over four to seventeen years beginning in approximately July 2009. Royalties and licensed technology additions have a weighted-average life of 7.0 years and amortization begins once products using the royalties and/or licensed technologies begin to generate revenue.

Other intangible assets consisted of the following as of June 30:

	2007			2006		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Finite lived intangible assets:						
Patents	$ 14.4	$ (0.9)	$13.5	$ 7.3	$ —	$ 7.3
Customer relationships	4.4	(0.7)	3.7	—	—	—
Royalties and licensed technologies	100.6	(33.9)	66.7	82.1	(27.1)	55.0
Trademarks	0.7	(0.1)	0.6	0.4	—	0.4
Total	$120.1	$(35.6)	$84.5	$89.8	$(27.1)	$62.7
Indefinite lived intangible assets:						
Brand names	$ 3.0	$ —	$ 3.0	$ —	$ —	$ —

Certain of our other intangible assets are denominated in foreign currency and, as such, include the effects of foreign currency translation.

General

The following table reconciles Goodwill and Other intangible assets presented above to Intangible assets recorded on our Consolidated Balance Sheet at June 30:

	2007	2006
Goodwill	$17.4	$ 2.3
Finite lived intangible assets, net	84.5	62.7
Indefinite lived intangible assets	3.0	—
Less: royalties and licensed technologies, short-term	(7.9)	(8.5)
Total intangible assets	$97.0	$56.5

Amortization expense for prepaid royalties and licensed technologies, which is charged to cost of product sales and cost of gaming operations, was $13.3 million, $8.7 million and $9.7 million for fiscal 2007, 2006 and 2005, respectively.

The estimated aggregate amortization expense for finite live intangible assets for each of the next five years is as follows:

Year Ended June 30,	
2008	$ 9.5
2009	7.1
2010	11.6
2011	10.0
2012	7.5

The estimated aggregate future intangible amortization as of June 30, 2007 does not reflect the significant commitments we have for future payments for royalties and licensed technologies. See also Note 13, "Commitments, Contingencies and Indemnifications."

8. OTHER ACCRUED LIABILITIES

The components of other accrued liabilities were as follows at June 30:

	2007	2006
Accrued wide-area progressive jackpot liability	$11.6	$ 7.8
Royalties payable	6.5	6.4
Deferred licensing purchase obligation	—	4.7
Other accrued liabilities	12.3	9.5
Total other accrued liabilities	$30.4	$28.4

9. INCOME TAXES

The following is a summary of income before income taxes of U.S. and international operations for the fiscal years ended June 30:

	2007	2006	2005
United States	$69.4	$48.0	$26.9
International	2.3	1.2	3.4
Total	$71.7	$49.2	$30.3

Significant components of the provision for income taxes were as follows for the fiscal years ended June 30:

	2007	2006	2005
Current:			
Federal	$12.4	$17.1	$ 2.1
State	1.0	1.2	0.1
Foreign	1.1	0.2	1.5
Total current	14.5	18.5	3.7
Deferred:			
Federal	(0.2)	(2.7)	(0.3)
State	(0.4)	(0.6)	0.2
Foreign	—	(0.5)	(0.1)
Total deferred	(0.6)	(3.8)	(0.2)
Tax benefit from exercise of stock options	8.9	1.2	5.6
Income tax provision, net	$22.8	$15.9	$ 9.1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)
continued

Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred income tax assets and liabilities at June 30 were:

	2007	2006
Deferred income tax assets resulting from:		
Current:		
Net operating loss carryforward (NOL)	$ —	$ 1.0
Receivables valuation	0.8	1.2
Inventory valuation	3.4	5.0
Accrued liabilities and other items not currently deductible	5.2	4.2
Total current deferred income tax assets	9.4	11.4
Non-current:		
Foreign tax credit carryforward (FTC)	—	2.1
Share-based payment expense	6.7	3.6
Book over tax depreciation	13.0	8.0
Other non-current	0.2	0.5
Total non-current deferred income tax assets	19.9	14.2
Valuation allowance	—	(0.2)
Net deferred income tax assets	29.3	25.4
Deferred tax liabilities resulting from:		
Regulatory approval costs	(2.1)	(0.5)
Patents and trademarks	(4.9)	(2.6)
Other	(2.4)	—
Total deferred tax liabilities	(9.4)	(3.1)
Total net deferred income tax assets	$19.9	$22.3

No deferred tax provision has been made for United States taxes related to approximately $9.3 million of undistributed earnings of foreign subsidiaries, which are considered to be permanently reinvested. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when the remittance occurs.

At June 30, 2007, we believed it was more likely than not that we would realize all of the benefit of deferred tax assets relating to the value of a warrant issued to a licensor. Accordingly, we reduced our valuation allowance against these deferred tax assets by $0.2 million during fiscal 2007. At June 30, 2006, we believed it was more likely than not that we would realize substantially all of the benefit of the $25.6 million of net deferred income tax assets, including the net operating loss carry-forwards. Accordingly, we reduced our valuation allowance against these deferred income tax assets by $1.1 million during fiscal 2006, primarily due to realization of net operating losses of our South African subsidiary. In determining the level of required valuation allowance, we considered actual use of net operating losses and research and development credits in fiscal 2006, the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The provision for income taxes differs from the amount computed using the statutory U.S. federal income tax rate as follows for the fiscal years ended June 30:

	2007	2006	2005
U.S. statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.8	2.9	2.6
Research tax credits	(4.1)	(2.0)	(1.5)
Export sales deductions	(0.8)	(1.7)	(3.7)
Domestic manufacturing deduction	(0.7)	(1.3)	—
Permanent items	0.5	0.8	0.4
Change of prior years' taxes	(0.2)	(0.4)	(2.2)
South African losses without current tax benefit	—	—	0.6
Reversal of valuation allowance, primarily relating to South African losses	—	(1.2)	—
Dividend received deduction on investment income	—	(0.1)	(0.6)
Other, net	(0.7)	0.3	(0.6)
Effective tax rate	31.8%	32.3%	30.0%

10. CONVERTIBLE SUBORDINATED NOTES AND REVOLVING CREDIT FACILITY

Convertible Subordinated Notes

At June 30, 2007, we had $115 million of convertible subordinated notes outstanding, bearing interest at 2.75% maturing on July 15, 2010. The notes are exchangeable at any time into an aggregate of 8.7 million shares of our common stock at a conversion price of $13.19 per share, subject to adjustment. The notes are subordinated in right of payment to all existing and future senior debt and are effectively subordinated to all of the indebtedness and liabilities of our subsidiaries. The notes are not callable. We pay interest on the notes semi-annually on January 15 and July 15 of each year, aggregating $3.2 million annually. The conversion of the 2.75% convertible subordinated notes to common stock is dependent on individual holders' choices to convert, which is dependent on the spread of the market price of our stock above the conversion strike price of $13.19 per share, and would reduce our annual interest expense. None of the holders have converted any of their convertible subordinated notes into our common stock. Our convertible notes are conventional convertible debt instruments in which the holder may only realize the value of the conversion option by exercising the option and receiving a fixed number of shares of our common stock.

As of June 30, 2007, the fair value of the convertible subordinated notes was $251.7 million. The fair value of our convertible fixed-rate debt is significantly dependent on the market price of our common stock into which it can be converted.

We have no maturities of debt or sinking fund requirements through June 30, 2010.

Revolving Credit Facility

We have a multi-year revolving credit agreement, as amended, that provides for $100 million of unsecured borrowing through December 31, 2009, including the potential to expand the line up to $125 million. Up to $10 million of the credit facility is available for the issuance of letters of credit. The credit agreement requires that we maintain certain financial ratios, which could limit our ability to declare dividends or make any distribution to holders of any shares of capital stock, or redeem or otherwise acquire such shares of our Company. At June 30, 2007, approximately $100.7 million was available for such purposes under the most restrictive of these covenants. In the June 2007 quarter, we amended our revolving credit agreement to allow for increases in annual capital expenditures, additions to gaming operations equipment, and other changes to covenants over the life of the agreement. No amounts were outstanding under the revolving credit facility as of June 30, 2007 and 2006.

11. STOCKHOLDERS' EQUITY

General

Our authorized common stock consists of 100.0 million shares at $0.50 par value. Additionally, we have 5.0 million shares of $0.50 par value preferred stock authorized. The preferred stock is issuable in series, and the relative rights and preferences and the number of shares in each series are to be established by our Board of Directors.

Rights Agreement

Under the WMS Rights Agreement, each share of our common stock has an accompanying right to purchase, under certain conditions, one one-hundredth of a share of our Series A Preferred Stock at an exercise price of $100 per share, permitting each holder to receive $200 worth of our common stock valued at the then current market price. The rights become exercisable if any person or entity that did not, before the Plan was adopted, own 15% or more of our common stock acquires beneficial ownership of 15% or more of our common stock. The rights are redeemable by us at any time for $0.01 per right, subject to certain conditions, and expire in November 2007. Our Board of Directors has determined not to renew or adopt a new rights plan at this time.

Common Stock Repurchase Program

Since the inception of the first common stock repurchase program in January 2002 through June 30, 2007, we have repurchased 5.4 million or 11% of our previously outstanding shares for an aggregate price of $52.5 million at an average price of $9.75 per share.

As of June 30, 2007, we were authorized by our Board of Directors to repurchase up to $35 million of the Company's common stock through August 8, 2007. The purchases may be made from time to time in open market or privately negotiated transactions. During fiscal 2007 and 2005 we did not repurchase any of our common stock and, as of June 30, 2007, approximately $25 million remained outstanding under this authorization. During fiscal 2006, we repurchased approximately $10.0 million of our shares at an average price per share of $16.70. Refer also to Note 19, "Subsequent Events."

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)
continued

12. EQUITY COMPENSATION PLAN

General

We currently have one equity compensation plan under which new grants may be made: our Amended and Restated 2005 Incentive Plan (the "Plan"), which was originally approved by our stockholders in fiscal 2005 and approved, as amended, on December 14, 2006. The Plan consolidated shares available under our previous stock option plans into the new Plan, although outstanding equity grants under the previous plans are still governed by those individual plans. The Plan permits us to grant options to purchase shares of our common stock, restricted stock, and other stock awards. Options may be granted as incentive stock options, designed to meet the requirements of Section 422 of the Internal Revenue Code or they may be "non-qualified" options that do not meet the requirements of that section. The Compensation Committee of the Board of Directors determines, or at times recommends to the Board: which of the eligible directors, officers, employees, consultants and advisors receive equity awards; the terms, including any vesting periods or performance requirements of the awards; and the size of the awards. The non-employee members of our Board of Directors determine any award made to non-employee directors.

The Company issues new shares and shares from treasury for shares delivered under the Plan. The parameters of the Company's share purchase activity are not established solely with reference to the dilutive impact of deliveries made under the Plan. However, the Company expects that, over time, share purchases may partially offset the dilutive impact of deliveries to be made under the Plan.

A maximum of 12.8 million shares were authorized for awards under our plans. As of June 30, 2007, 3.1 million shares of common stock remained available for possible future issuance under our Plan.

The purpose of the Plan is to encourage our employees, non-employee directors, consultants and advisors to acquire an ownership interest in our common stock and to enable these individuals to realize benefits from an increase in the value of our common stock. We believe that this benefit provides these individuals with greater incentive to work to improve our business and encourages their continued provision of services to us and, generally, promotes our interests and those of our stockholders.

A summary of information with respect to share-based compensation is as follows, for the fiscal years ended June 30:

	2007	2006	2005
Share-based compensation expense included in pre-tax income	$12.4	$12.2	$ 3.9
Income tax benefit related to share-based compensation	(4.7)	(4.6)	(1.5)
Share-based compensation expense included in net income	$ 7.7	$ 7.6	$ 2.4
Diluted earnings per share impact of share-based compensation expense	$0.13	$0.13	$0.04

Stock Options

Pursuant to the Plan, for stock options, the exercise price per share with respect to each option is determined by the Compensation Committee and is not less than the fair market value of our common stock on the date on which the stock option is granted. The Plan has a term of 10 years, unless terminated earlier, and stock options granted under the Plan prior to December 2006 have terms up to 10 years, whereas stock options granted under the Plan beginning in December 2006 have terms up to 7 years. Vesting generally occurs equally over one to four years on the grant-date anniversary. Compensation expense is recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award. On occasion, the Company may issue stock options that immediately vest, in which case compensation expense equal to the total fair value of the option grant is immediately recognized. Stock option activity was as follows for fiscal 2007:

	Number of Stock Options	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value[1]
Stock options outstanding at June 30, 2006	6.3	$16.00		
Granted	1.3	21.86		
Exercised	(2.0)	13.35		
Expired or Cancelled	—	—		
Forfeited	(0.3)	20.73		
Stock options outstanding at June 30, 2007	5.3	$18.16	6.6	$56.9
Stock options exercisable at June 30, 2007	3.1	$16.42	5.7	$38.9

(1) Intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of a stock option.

Other information pertaining to stock options was as follows for the years ended June 30:

	2007	2006	2005
Weighted-average grant-date fair value of stock options granted	$8.40	$7.97	$8.79
Total grant-date fair value of stock options vested	7.9	8.2	12.7
Total intrinsic value of stock options exercised	23.0	3.1	14.7

For fiscal 2007, cash received from the exercise of stock options was $26.7 million and the income tax benefit realized from exercise of stock options was $8.9 million. As of June 30, 2007, there was $11.3 million of total stock option compensation expense related to nonvested stock options not yet recognized, which is expected to be recognized over a weighted-average period of 1.6 years.

In December 2004, we paid and expensed $0.7 million to our President and Chief Executive Officer to compensate him for deferring a stock option grant from August 2004 for 0.15 million shares of our common stock that he was entitled to under his employment agreement. The payment was calculated as the difference between the stock price in August 2004 on the date the President and Chief Executive Officer agreed to the deferral and the stock price on the actual grant date in December 2004.

In September 2004, the Board of Directors approved a Director Emeritus Program for directors who reach age 75 or have served on the Board of Directors for at least 20 years. The Emeritus Program is being phased in to maintain continuity and avoid losing the benefit of valuable experience. In December 2006, 2005 and 2004, 37,500, 37,500 and 48,000, respectively, fully vested five-year stock options were issued to three directors emeritus upon their retirement from the Board.

Restricted Stock Grants

Upon the recommendation of our Compensation Committee, our Board of Directors has, on occasion, granted restricted stock to our employees, officers, or directors to motivate them to devote their full energies to our success, to reward them for their services and to align their interests with the interests of our stockholders.

Under the Plan, participants may be granted restricted stock, representing an unfunded, unsecured right, which is nontransferable except in the event of death of the participant, to receive WMS common shares on the date specified in the participant's award agreement. The restricted stock granted under this plan is subject to vesting generally occurring equally over three to five years on the grant-date anniversary. Compensation expense is recognized on a straight-line basis over the vesting period for the entire award. Restricted stock activity was as follows:

	Restricted Stock Shares	Weighted-Average Grant-Date Fair Value[1]
Nonvested balance at June 30, 2006	0.2	$20.47
Granted	0.2	24.74
Vested	(0.2)	19.83
Nonvested balance at June 30, 2007	0.2	$25.24

(1) For restricted stock, grant-date fair value is equal to the closing market price of a share of WMS common stock on the grant date.

As of June 30, 2007, there was $6.0 million of total restricted share compensation expense related to nonvested awards not yet recognized, which is expected to be recognized over a weighted-average period of 2.1 years.

Stock-Based Performance Contingent Units

As of June 30, 2007, there were 357,944 stock-based performance contingent units outstanding with a weighted-average grant-date fair value per unit of $19.53. The stock-based performance units contain performance goals set by the Board of Directors based on levels of total revenue and free cash flow over the following periods: thirty-month period ending June 30, 2007 for 78,244 units; thirty-six month period ending June 30, 2008 for 102,300 units; and thirty-six month period ending June 30, 2009 for 177,400 units. The number of shares of stock awarded to participants is dependent upon the achievement of the performance goals and the extent to which each goal is achieved or exceeded, requires a minimum threshold performance before any shares are issued and can result in shares issued up to 200% of the targeted number of shares under each grant. Based on the total revenue and free cash flow achieved by the Company for the thirty-month period ended June 30, 2007, no payout was made under the 78,244 units previously awarded to the participants. Based on the current assessment of the performance goals for the remaining awards, the Company has not recorded any expense relating to the stock-based performance units outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)
continued

Deferred Stock

On June 16, 2005, non-management members of the Board of Directors were awarded an aggregate of 39,824 units of deferred stock under the Plan. The deferred stock units vested immediately and shares of our common stock will be issued upon the directors leaving the Board. Grantees are not entitled to vote their deferred stock units or to receive cash dividends, but they are entitled to receive make whole payments on any declared and paid dividends on our common stock. In connection with the grant of deferred stock units to non-management members of the Board of Directors in June 2005, we recorded $0.9 million of selling and general administrative expense.

Warrants

In September 2003, our Board of Directors, as part of the inducement to a licensor to extend their license agreement with us, approved a grant of warrants to purchase 375,000 shares of common stock valued at $3.9 million using the Black-Scholes pricing model and certain assumptions at the date of issuance. The warrants' exercise price is $23.36 per share of our common stock, subject to adjustment. The warrants are non-cancelable and vest with respect to 20% of the underlying shares in each year commencing on January 1, 2007 until fully vested on January 1, 2011, subject to earlier vesting under specified circumstances. The warrants expire on September 14, 2013. During fiscal 2007, 2006 and 2005, we expensed $0.5 million in each year for the value of warrants issued in connection with the extended license agreement.

13. COMMITMENTS, CONTINGENCIES AND INDEMNIFICATIONS

Future minimum rental commitments under non-cancelable operating leases were as follows as of June 30, 2007:

2008	$ 3.7
2009	3.4
2010	3.1
2011	3.0
2012	3.0
Thereafter	10.5
Total	$26.7

Rent expense for fiscal 2007, 2006 and 2005 was $4.5 million, $3.7 million and $2.7 million, respectively.

We routinely enter into license agreements with others for the use of intellectual properties in our products. These agreements generally provide for royalty and license advances when the agreements are signed and minimum commitments which are cancellable in certain circumstances.

We had total royalty commitments, advances and payments made and potential future royalty payments as follows at June 30, 2007:

	Minimum Commitments
Total royalty and license commitments	$ 128.8
Advances and payments made	(101.5)
Potential future payments	$ 27.3

Refer also to Note 7, "Intangible Assets" for the related assets that are recorded on our Consolidated Balance Sheets.

As of June 30, 2007, we estimate that potential future royalty payments in each fiscal year will be as follows:

	Minimum Commitments
2008	$10.5
2009	6.0
2010	5.5
2011	5.2
2012	0.1
Thereafter	—
Total	$27.3

Licensed Technologies

As part of our business strategy, we license technologies from third parties which are included in the amounts reported above. If we determine that we will not realize the value of a particular licensed technology, we will record an immediate charge in our Consolidated Statements of Income at the time of such determination. If all of the technologies were to have no further value to us, we would record a charge of up to $32.7 million.

Indemnifications

We have agreements in which we may be obligated to indemnify other parties with respect to certain matters. Generally, these indemnification provisions are included in sales orders and agreements arising in the normal course of business under which we customarily agree to hold the indemnified party harmless against claims arising from a breach of representations related to matters such as title to assets sold and licensed, defective equipment or certain intellectual property rights. Payments by WMS under such indemnification provisions are generally conditioned on the other party making a claim. Such claims are typically subject to challenge by us and to dispute resolution procedures specified in the particular sales order or contract. Further, our obligations under these agreements may be limited in terms of time and/or amount and, in some instances, we may have recourse against third parties. It is not possible to predict the maximum potential amount of future payments under these indemnification agreements due to the conditional nature of the obligations and the unique facts of each particular agreement. Historically, we have not made any payments under these agreements that have been material individually or in the aggregate. As of June 30, 2007, we were not aware of any obligations arising under indemnification agreements that would require material payments, except for the matter disclosed in Note 14, "Litigation."

We have agreements with our directors and certain officers that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. We have also agreed to indemnify certain former officers and directors of acquired companies. We maintain director and officer insurance, which may cover our liabilities arising from these indemnification obligations in certain circumstances. As of June 30, 2007, we were not aware of any obligations arising under these agreements that would require material payments.

Performance Bonds

We have performance bonds outstanding of $14.7 million at June 30, 2007, to one customer, related to product sales, and we are liable to the issuer in the event of exercise due to our non-performance under the contract. Events of non-performance do not include the financial performance of our products.

Self-Insurance

We are self-insured for various levels of workers' compensation, electronic errors and omissions liability, automobile collision insurance, as well as employee medical, dental, prescription drug, and disability coverage. We purchase stop-loss coverage to protect against unexpected claims. Accrued insurance claims and reserves include estimated settlements for known claims, and actuarial estimates of claims incurred but not reported.

14. LITIGATION

On October 2, 2003, La Societe de Loteries du Quebec (Loto-Quebec) filed claims against us and Video Lottery Consultants Inc., a subsidiary of IGT (VLC) in the Superior Court of the Province of Quebec, Quebec City District (200-06-000017-015). The pleadings allege that Loto-Quebec would be entitled to be indemnified by the manufacturers of Loto-Quebec's VLTs, specifically WMS and VLC, if the class action plaintiffs, described below, are successful in the pending class action lawsuit against Loto-Quebec. We are currently proceeding with discovery, and we are vigorously defending ourselves against the allegations. The trial is set to begin in September 2008. Although we have valid grounds of defense, it is too early to assess the outcome of these actions, or to reasonably estimate the range of possible loss, if any.

The class action lawsuit discussed in Loto-Quebec's claim was brought on May 18, 2001 against Loto-Quebec in the Superior Court of the Province of Quebec. It alleges that the members of the class developed a pathological gambling addiction by using Loto-Quebec's VLTs and that Loto-Quebec, as owner, operator and distributor of VLTs, failed to warn players of the alleged dangers associated with VLTs. Spielo Manufacturing Inc., another manufacturer of VLTs, voluntarily intervened to support Loto-Quebec's position. Class status was granted by the Court on May 6, 2002, authorizing Jean Brochu to act as the representative plaintiff. The class of allegedly 119,000 members is requesting damages totaling almost $700 million Canadian dollars, plus interest.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)
continued

15. INFORMATION ON GEOGRAPHIC AREAS

Revenues derived from customers in the United States accounted for approximately 75%, 79% and 76% of total Company revenues for the fiscal years ended June 30, 2007, 2006 and 2005, respectively. The United States had more than 90% of the Company's total long-lived assets as of June 30, 2007, 2006 and 2005. No other country in which the Company conducts business had greater than 10% of the Company's total revenues or long-lived assets for the periods presented.

Geographic revenue information is determined by country of destination. Our operations outside the United States include: gaming operations equipment located in Canada, Europe and South Africa; sales and distribution offices in Argentina, China, Italy, the Netherlands, South Africa, Spain and the United Kingdom; and game development studios in Australia, the Netherlands and the United Kingdom. Substantially all of our revenues from customers outside the United States are denominated in U.S. dollars. At June 30, 2007, 2006 and 2005, 22%, 37% and 29%, respectively, of trade accounts and notes receivable were from customers located outside of the United States.

16. RETIREMENT PLANS

We sponsor 401(k) defined contribution plans within the United States. The plans cover full-time employees and provide for our contributions of up to 4.5 percent of covered employees' compensation as defined in the plan. Our expense for the defined contribution plans totaled $2.6 million, $2.3 million and $2.1 million in fiscal 2007, 2006 and 2005, respectively.

We have two frozen defined benefit pension plans related to previously discontinued operations. Pension expense for these plans was not significant in the aggregate.

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)*. This statement requires an employer to recognize the over-funded or under-funded status of a defined benefit and postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Company reflected the impact of adopting SFAS No. 158 in its Consolidated Statements of Stockholders' Equity and Comprehensive Income at June 30, 2007. The incremental effect of adopting SFAS No. 158 is reflected in the following table:

	Before Adopting SFAS No. 158	Adjustments to Adopt SFAS No. 158	After Adopting SFAS No. 158
Non-current pension benefit asset, net of tax of $0.6	$2.2	$(2.0)	$0.2
Accumulated other comprehensive income, net of tax of $0.6	—	2.0	2.0

The adoption of SFAS No. 158 had no effect on net income or cash flows.

17. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Additional cash flow information was as follows for the fiscal years ended June 30:

	2007	2006	2005
Income taxes paid	$15.5	$17.4	$1.4
Interest paid	3.4	3.2	3.2
Schedule of Non-Cash Investing Activities:			
Gaming operations equipment transferred to inventory	$ 4.4	$ 4.8	$2.3
Accrual of deferred licensing purchase obligation	—	—	9.1

We incurred Non-cash expenses of $27.4 million, $24.1 million and $14.6 million during fiscal 2007, 2006, and 2005, respectively. The significant increase in fiscal 2007 and 2006 is primarily due to the adoption of SFAS No. 123R, effective July 1, 2005 (see Note 2, "Principal Accounting Policies").

18. HURRICANE DAMAGE

Gulf Coast Hurricanes

During the September 2005 quarter, two hurricanes devastated the Gulf Coast of Louisiana and Mississippi, which affected the Company's facilities and its customers' facilities. We reopened our Gulfport facility in November 2005, but incurred, and continue to incur hurricane-related revenue loss. Historically, our participation revenue per day in the Mississippi and Louisiana markets is over 40% higher than the Company's overall average.

We carry both property and business interruption insurance. We expect damage to our leased facility in Gulfport to be covered by our property insurance, after the deductible. In fiscal 2005, we received the first property insurance payment from the insurance company. We have assessed the usability of the inventory and participation gaming machines damaged in our Gulfport facility and added damaged items to our property claim.

The property insurance carries a deductible that was expensed in fiscal 2005, as was our $100,000 contribution to our employee relief fund and other related expenses. There is no deductible for the business interruption insurance and this coverage began 48 hours after elected officials ordered the evacuation of the areas. During fiscal 2006, we received business interruption insurance proceeds of $1.0 million, representing an initial reimbursement for losses arising from Hurricane Katrina, which we recorded in interest and other income, net on the Consolidated Statements of Income. We began litigation against the insurance company in the Mississippi courts in the September 2006 quarter. We continue to pursue additional insurance claims, but cannot presently estimate the amount or timing of any additional payment, or the results of any litigation. The Company has not recorded and will not record any amount for unreimbursed business interruption claims until an agreement is reached with its insurer as to the amount of the recovery.

19. SUBSEQUENT EVENTS

Acquisition

On July 19, 2007, we completed the acquisition of 100% of the outstanding stock of privately held Systems in Progress GmbH ("SiP"), an Austrian-based company focused on developing and selling gaming related systems, including linked progressive systems and slot accounting systems applicable for smaller international casino operators. The total consideration for SiP, excluding acquisition costs, was $4.7 million. SiP's former majority shareholder is a customer of WMS and $4.5 million of the total consideration resulted from extinguishing trade accounts receivable owed by that customer to WMS for its entire equity ownership in SiP. Two minority shareholders were paid equal value in cash and shares of WMS common stock that in total aggregated approximately $0.2 million. The transaction is expected to be immaterial to our fiscal 2008 net income.

Share Repurchase Authorization

On August 6, 2007, our Board of Directors authorized the repurchase of up to $50 million of our common stock over the following twenty-four months. This authorization replaces the $35 million authorization that expired on August 8, 2007. Pursuant to the authorization, purchases may be made from time to time in the open market, through block purchases or in privately negotiated transactions. The timing and actual number of shares repurchased will depend on market conditions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)
continued

20. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information is as follows for fiscal 2007 and 2006:

Fiscal 2007 Quarters	Sept. 30 2006	Dec. 31 2006	Mar. 31 2007	June 30 2007
Revenues	$110.6	$134.6	$136.6	$158.0
Gross profit, excluding depreciation expense	62.6	73.5	77.7	91.2
Net income	7.1	12.2	12.9	16.7
Earnings per share:				
Basic	$ 0.15	$ 0.25	$ 0.26	$ 0.34
Diluted	$ 0.13	$ 0.22	$ 0.23	$ 0.29
Weighted-average common shares:				
Basic	47.6	48.0	49.1	49.5
Diluted	57.5	58.7	59.6	60.3

Fiscal 2006 Quarters	Sept. 30 2005	Dec. 31 2005	Mar. 31 2006	June 30 2006
Revenues	$104.4	$113.4	$110.7	$122.7
Gross profit, excluding depreciation expense	54.4	61.3	61.0	64.0
Net income	6.1	8.0	9.2	10.0
Earnings per share:				
Basic	$ 0.13	$ 0.17	$ 0.19	$ 0.21
Diluted	$ 0.12	$ 0.15	$ 0.17	$ 0.18
Weighted-average common shares:				
Basic	47.1	47.0	47.1	47.2
Diluted	56.9	56.4	56.6	57.5

The September 2006 quarter includes a $1.0 million after tax, or $0.02 per diluted share impact for charges associated with management separation costs.

The December 2006 quarter includes a $0.7 million, or $0.01 per dilutive share benefit related to the period January 1, 2006 through June 30, 2006, due to the retroactive reinstatement of the research and development tax credit legislation.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock, par value $0.50, trades publicly on the New York Stock Exchange under the symbol "WMS." On August 21, 2007, there were approximately 715 holders of record of our common stock. On May 7, 2007, our Board of Directors authorized a three-for-two stock split of our common stock, effected in the form of a stock dividend. All stockholders received one additional share for every two shares of WMS common stock owned as of the close of business on the record date of May 29, 2007. The additional shares of common stock were issued on June 14, 2007 and our common stock began trading on the split-adjusted basis on June 15, 2007. The prices in the table below have been adjusted for the effect of the stock split.

The following table shows the high and low sale prices of our common stock for the two most recent fiscal years, as reported on the NYSE:

	High	Low
Fiscal Year Ended June 30, 2007		
First Quarter	$20.21	$16.40
Second Quarter	24.92	19.35
Third Quarter	27.51	23.41
Fourth Quarter	31.20	25.73
Fiscal Year Ended June 30, 2006		
First Quarter	$23.46	$18.14
Second Quarter	19.07	13.37
Third Quarter	20.37	16.05
Fourth Quarter	22.07	16.37

Dividend Policy

Except for cash paid in lieu of fractional shares in connection with our fiscal 2007 stock split, no cash dividends were declared or paid on our common stock during fiscal 2007 or 2006. The payment of future cash dividends will depend upon, among other things, our earnings, anticipated expansion and capital requirements and financial condition. We do not expect to pay cash dividends in the foreseeable future.

We have agreed to make additional payments of interest on our convertible subordinated notes if we declare a cash dividend on our common stock. The amount of the payments will be equal to the cash dividends that would be payable to the holders of the notes if the holders had converted their notes into shares of our common stock on the record date for the dividend. However, no such payment need be made if the dividend that would otherwise trigger the payment causes an adjustment to the note conversion rate. As a result of the three-for-two stock split discussed above, the note conversion rate was adjusted proportionately.

We have a multi-year revolving credit agreement, as amended, that provides for $100 million of unsecured borrowing through December 31, 2009, including the potential to expand the line up to $125 million. Up to $10 million of the credit facility is available for the issuance of letters of credit. The credit agreement requires that we maintain certain financial ratios, which could limit our ability to declare dividends or make any distribution to holders of any shares of capital stock, or redeem or otherwise acquire such shares of our Company. At June 30, 2007, approximately $100.7 million would have been available for such purposes under the most restrictive of these covenants.

CORPORATE INFORMATION

Executive Office

800 S. Northpoint Boulevard
Waukegan, IL 60085
(847) 785-3000

Website

www.wms.com

Auditors

Ernst & Young LLP
233 South Wacker Drive
Chicago, IL 60606

Counsel to the Company

Blank Rome LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174

Transfer Agent and Registrar

Stockholder Inquiries:
American Stock Transfer & Trust Co.
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449
www.amstock.com
e-mail: info@amstock.com

Investor Relations

William H. Pfund
Vice President, Investor Relations
(847) 785-3167

Publications

A copy of our Annual Report on Form 10-K is available without charge upon written request to:

WMS Industries Inc.
Attn.: Investor Relations
800 S. Northpoint Boulevard
Waukegan, IL 60085

Our Board of Directors has adopted corporate charters for our Audit and Ethics Committee, our Compensation Committee and our Nominating and Corporate Governance Committee. It also has adopted Corporate Governance Guidelines and a Code of Conduct. These documents describe the responsibilities of our directors and executive officers and other key corporate governance matters. We will provide a copy of these documents to stockholders, without charge, upon written request addressed to us at 800 S. Northpoint Boulevard, Waukegan, IL 60085, Attention: Investor Relations. These documents also can be viewed on the Corporate Governance page of our website at: www.wms.com.

Certifications

We have submitted to the New York Stock Exchange the certification of our CEO for the prior year stating that he was not aware of any violation by our Company of the New York Stock Exchange corporate governance listing standards. We have filed with the Securities and Exchange Commission, as an exhibit to our most recently filed Annual Report on Form 10-K, the Sarbanes-Oxley Act Section 302 certifications regarding the quality of our public disclosure.

Legal Notices

Product names mentioned in this Report are trademarks of our subsidiary WMS Gaming Inc. except for the following marks:

ATI is a trademark of ATI Technologies Inc.
BOSE and 3SPACE are trademarks of Bose Corporation.
DUKES OF HAZZARD is a trademark of Warner Bros. Entertainment Inc.
GREEN ACRES is a trademark of Orion Pictures Corporation.
JOHN WAYNE is a trademark of Wayne Enterprises, L.P.
The MONOPOLY name and logo, the distinctive design of the game board, the four corner squares, the MR. MONOPOLY name and character as well as each of the distinctive elements of the board and the playing pieces are trademarks of Hasbro for its property trading game and game equipment. © 2007 Hasbro. All rights reserved. Used with permission.
PENTIUM is a trademark of Intel Corporation.
POWERBALL is a trademark of Multi-State Lottery Association.
TOP GUN™ & © Paramount Pictures Corporation.
THE WIZARD OF OZ and all related characters and elements are trademarks of and © Turner Entertainment Co.
TWINSTAR is a trademark of Orion Gaming B.V.


Little People


CREDITS
500x
END

800 South Northpoint Boulevard
Waukegan, Illinois 60085
847.785.3000

www.wms.com